Exhibit 99.1
Brookfield Infrastructure Partners L.P.
Interim Report Q1 2023
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2023 AND DECEMBER 31, 2022 AND
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023 AND 2022

Brookfield Infrastructure Partners L.P. (our “partnership” and together with its subsidiary and operating entities “Brookfield Infrastructure”) is a leading global infrastructure company that owns and operates high-quality, essential, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. It is focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows.
Brookfield Corporation (together with its affiliates other than Brookfield Infrastructure, “Brookfield”) has an approximate 27.1% economic interest in Brookfield Infrastructure on a fully exchanged basis. Brookfield Infrastructure has appointed Brookfield as its Service Providers to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of
US$ MILLIONS, UNAUDITED	Notes	March 31, 2023	December 31, 2022
Assets
Cash and cash equivalents	7	$1,515	$1,279
Financial assets	7	1,103	1,392
Accounts receivable and other	7	3,506	2,628
Inventory		500	531
Assets classified as held for sale	4	913	856
Current assets		7,537	6,686
Property, plant and equipment	8	37,597	37,291
Intangible assets	9	15,459	11,822
Investments in associates and joint ventures	10	5,824	5,325
Investment properties		727	700
Goodwill	6	11,670	8,789
Financial assets	7	610	721
Other assets		2,372	1,524
Deferred income tax asset		129	111
Total assets		$81,925	$72,969

Liabilities and Partnership Capital
Liabilities
Accounts payable and other	7	$5,114	$4,478
Corporate borrowings	7,11	1,235	464
Non-recourse borrowings	7,11	3,570	2,567
Financial liabilities	7	362	390
Liabilities directly associated with assets classified as held for sale	4	490	478
Current liabilities		10,771	8,377
Corporate borrowings	7,11	3,336	3,202
Non-recourse borrowings	7,11	26,676	24,000
Financial liabilities	7	1,725	1,677
Other liabilities		4,285	4,164
Deferred income tax liability		6,800	5,975
Preferred shares	7	20	20
Total liabilities		53,613	47,415

Partnership capital
Limited partners	16	5,112	5,372
General partner	16	25	27
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	16	2,149	2,263
BIPC exchangeable shares	16	1,225	1,289
Exchangeable units(1)	16	68	72
Perpetual subordinated notes	16	293	293
Interest of others in operating subsidiaries		18,522	15,320
Preferred unitholders	16	918	918
Total partnership capital		28,312	25,554
Total liabilities and partnership capital		$81,925	$72,969
1.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.
The accompanying notes are an integral part of the financial statements.
2 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the three-month period ended March 31
US$ MILLIONS, UNAUDITED	Notes	2023	2022
Revenues	14	$4,218	$3,411
Direct operating costs	8,9,15	(3,229)	(2,506)
General and administrative expenses		(103)	(121)
		886	784
Interest expense		(568)	(409)
Share of earnings from investments in associates and joint ventures	10	103	54
Mark-to-market losses	7	(94)	(54)
Other (expense) income		(95)	57
Income before income tax		232	432
Income tax (expense) recovery
Current		(132)	(120)
Deferred		43	(18)
Net income		$143	$294

Attributable to:
Limited partners		$(25)	$6
General partner		65	60
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		(11)	3
BIPC exchangeable shares		(6)	1
Exchangeable units(1)		—	—
Interest of others in operating subsidiaries		120	224
Basic and diluted loss per limited partner unit(2):	16	$(0.07)	$(0.01)
1.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.
2.Basic and diluted income per limited partner unit have been retroactively adjusted to reflect the impact of the unit split. Refer to Note 16, Partnership Capital, for further details.
The accompanying notes are an integral part of the financial statements.
Q1 2023 INTERIM REPORT 3

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the three-month period ended March 31
US$ MILLIONS, UNAUDITED	Notes	2023	2022
Net income		$143	$294
Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss:
Revaluation of asset retirement obligation		(3)	25
Unrealized actuarial gains		14	13
Taxes on the above items		(4)	(9)
		7	29
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		202	535
Cash flow hedge	7	(104)	255
Net investment hedge	7	(7)	29
Taxes on the above items		46	(67)
Share of losses from investments in associates and joint ventures	10	(164)	(25)
		(27)	727
Total other comprehensive (loss) income		(20)	756
Comprehensive income		$123	$1,050

Attributable to:
Limited partners		$(83)	$223
General partner		65	61
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		(36)	95
BIPC exchangeable shares		(20)	53
Exchangeable units(1)		—	3
Interest of others in operating subsidiaries		197	615
1.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.
The accompanying notes are an integral part of the financial statements.
4 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023 US$ MILLIONS, UNAUDITED	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Non-controlling interest – Redeemable Partnership Units held by Brookfield	Non-controlling interest – BIPC exchangeable shares	Non-controlling interest –Exchangeable units(5)	Non-controlling interest – in operating subsidiaries	Non-controlling interest – Perpetual subordinated notes	Preferred unitholders capital	Total partners’ capital

Balance as of January 1, 2023	$6,092	$(2,657)	$1,456	$481	$5,372	$27	$2,263	$1,289	$72	$15,320	$293	$918	$25,554
Net (loss) income	—	(25)	—	—	(25)	65	(11)	(6)	—	120	—	—	143
Other comprehensive (loss) income	—	—	—	(58)	(58)	—	(25)	(14)	—	77	—	—	(20)
Comprehensive (loss) income	—	(25)	—	(58)	(83)	65	(36)	(20)	—	197	—	—	123
Unit issuance(2)	6	—	—	—	6	—	—	—	—	—	—	—	6
Partnership distributions(3)	—	(175)	—	—	(175)	(67)	(74)	(42)	(3)	—	—	—	(361)
Partnership preferred distributions(3)	—	(9)	—	—	(9)	—	(4)	(2)	—	—	—	—	(15)
Acquisition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	3,631	—	—	3,631
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	(626)	—	—	(626)
Other items(2)	1	—	—	—	1	—	—	—	(1)	—	—	—	—
Balance as at March 31, 2023	$6,099	$(2,866)	$1,456	$423	$5,112	$25	$2,149	$1,225	$68	$18,522	$293	$918	$28,312
1.Refer to Note 18, Accumulated Other Comprehensive Income (Loss).
2.Refer to Note 16, Partnership Capital.
3.Refer to Note 17, Distributions.
4.Refer to Note 6, Acquisition of Businesses
5.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.

The accompanying notes are an integral part of the financial statements.
Q1 2023 INTERIM REPORT 5

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022 US$ MILLIONS, UNAUDITED	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Non-controlling interest –Redeemable Partnership Units held by Brookfield	Non-controlling interest – BIPC exchangeable shares	Non-controlling interest – Exchange LP Units(4)	Non-controlling interest – in operating subsidiaries	Non-controlling interest – Perpetual subordinated notes	Preferred unitholders capital	Total partners’ capital

Balance as at January 1, 2022	$6,074	$(2,125)	$1,430	$323	$5,702	$31	$2,408	$1,369	$85	$15,658	$—	$1,138	$26,391
Net income	—	6	—	—	6	60	3	1	—	224	—	—	294
Other comprehensive income	—	—	—	217	217	1	92	52	3	391	—	—	756
Comprehensive income	—	6	—	217	223	61	95	53	3	615	—	—	1,050
Unit issuance(2)	4	—	—	—	4	—	—	—	—	—	—	—	4
Partnership distributions(3)	—	(165)	—	—	(165)	(61)	(69)	(40)	(3)	—	—	—	(338)
Partnership preferred distributions(3)	—	(11)	—	—	(11)	—	(5)	(3)	—	—	—	—	(19)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	(163)	—	—	(163)
Preferred units redeemed(2)	—	(14)	—	—	(14)	—	(9)	—	—	—	—	(220)	(243)
Issuance of perpetual subordinated notes(2)	—	—	—	—	—	—	—	—	—	—	293	—	293
Other items (1),(2)	2	—	—	—	2	—	—	2	(4)	—	—	—	—
Balance as at March 31, 2022	$6,080	$(2,309)	$1,430	$540	$5,741	$31	$2,420	$1,381	$81	$16,110	$293	$918	$26,975
1.Refer to Note 18, Accumulated Other Comprehensive Income (Loss).
2.Refer to Note 16, Partnership Capital.
3.Refer to Note 17, Distributions.
4.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.

The accompanying notes are an integral part of the financial statements.

6 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three-month period ended March 31
US$ MILLIONS, UNAUDITED	Notes	2023	2022
Operating Activities
Net income		$143	$294
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	10	52	70
Depreciation and amortization expense	8,9,15	645	544
Mark-to-market, provisions and other	7	201	21
Deferred income tax expense		(43)	18
Changes in non-cash working capital, net		(481)	(212)
Cash from operating activities		517	735

Investing Activities
Acquisition of subsidiaries, net of cash acquired	6	(4,699)	(42)
Investments in associates and joint ventures	10	(702)	(455)
Purchase of long-lived assets	8,9	(498)	(599)
Disposal of long-lived assets	8,9	9	9
Purchase of financial assets		(232)	(236)
Sale of financial assets		353	192
Net settlement of foreign exchange hedging items	7	(1)	(1)
Other investing activities		(683)	8
Cash used by investing activities		(6,453)	(1,124)

Financing Activities
Distributions to general partner	17	(67)	(61)
Distributions to other unitholders	17	(309)	(296)
Subsidiary distributions to non-controlling interest		(626)	(163)
Capital provided by non-controlling interest	16	3,631	293
Deposit received from parent	19	—	200
Net proceeds from (repayment of) commercial paper program	11	252	(40)
Proceeds from corporate credit facility	11	1,789	957
Repayment of corporate credit facility	11	(1,143)	(478)
Proceeds from non-recourse borrowings	11	4,488	1,236
Repayment of non-recourse borrowings	11	(1,954)	(594)
Net preferred units redeemed	16	—	(243)
Partnership units issued	16	6	4
Lease liability repaid		(63)	(67)
Other financing activities		133	49
Cash from financing activities		6,137	797

Cash and cash equivalents
Change during the period		201	408
Cash reclassified as assets held for sale		(6)	—
Impact of foreign exchange on cash		41	155
Balance, beginning of period		1,279	1,406
Balance, end of period		$1,515	$1,969
The accompanying notes are an integral part of the financial statements.
Q1 2023 INTERIM REPORT 7

NOTES TO THE UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2023 AND DECEMBER 31, 2022 AND
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023 AND 2022
1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS
Brookfield Infrastructure Partners L.P. (our “partnership” and, together with its subsidiaries and operating entities, “Brookfield Infrastructure”) owns and operates utilities, transport, midstream and data businesses in North and South America, Europe and the Asia Pacific region. Our partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. Our partnership is a subsidiary of Brookfield Corporation (“Brookfield”). Our partnership’s units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BIP” and “BIP.UN”, respectively. Our cumulative Class A preferred limited partnership units, Series 1, Series 3, Series 9 and Series 11 are listed on the Toronto Stock Exchange under the symbols “BIP.PR.A”, “BIP.PR.B”, “BIP.PR.E” and “BIP.PR.F”, respectively. Our cumulative Class A preferred limited partnership units, Series 13 and Series 14, are listed on the New York Stock Exchange under the symbols “BIP.PR.A” and “BIP.PR.B”, respectively. Our partnership’s registered office is 73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda.
In these notes to the consolidated financial statements, references to “units” are to the limited partnership units in our partnership other than the preferred units, references to our “preferred units” are to preferred limited partnership units in our partnership and references to our “unitholders” and “preferred unitholders” are to the holders of our units and preferred units, respectively. References to “Class A Preferred Units,” “Series 1 Preferred Units,” “Series 3 Preferred Units,” “Series 9 Preferred Units,” “Series 11 Preferred Units,” “Series 13 Preferred Units” and “Series 14 Preferred Units” are to cumulative Class A preferred limited partnership units, cumulative Class A preferred limited partnership units, Series 1, cumulative Class A preferred limited partnership units, Series 3, cumulative Class A preferred limited partnership units, Series 9, cumulative Class A preferred limited partnership units, Series 11, cumulative Class A preferred limited partnership units, Series 13, and cumulative Class A preferred limited partnership units, Series 14, in our partnership, respectively.
2. MATERIAL ACCOUNTING POLICY INFORMATION
a) Statement of Compliance
These interim condensed and consolidated financial statements of our partnership and its subsidiaries (together “Brookfield Infrastructure”) have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year-ended December 31, 2022. The accounting policies that our partnership applied in its annual consolidated financial statements as of and for the year-ended December 31, 2022 are disclosed in Note 3 of such financial statements, with which reference should be made in reading these interim condensed and consolidated financial statements.
These interim condensed and consolidated financial statements were authorized for issuance by the Board of Directors of our partnership on May 10, 2023.
b) Significant Accounting Judgments and Key Sources of Estimation Uncertainty
In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The areas of judgment are consistent with those reported in our consolidated financial statements as of and for the year-ended December 31, 2022. As disclosed in our 2022 annual consolidated financial statements, our partnership uses significant assumptions and estimates to determine the fair value of our property, plant and equipment and the value-in-use or fair value less costs of disposal of the cash-generating units or groups of cash generating units to which goodwill or an intangible asset has been allocated.
8 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

c) Recently adopted accounting standards
Brookfield Infrastructure applied, for the first time, certain new standards applicable to our partnership that became effective January 1, 2023. The impact of these amendments on our partnership’s accounting policies are as follows:
Amendments to IAS 1 – Making Materiality Judgements - Disclosure of Accounting Policies
Our partnership adopted Amendments to IAS 1 - Making Materiality Judgements - Disclosure of Accounting Policies, effective January 1, 2023. The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material. The adoption did not have a significant impact on our partnership’s financial reporting.
3. SEGMENT INFORMATION
IFRS 8, Operating Segments, requires operating segments to be determined based on information that is regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assess its performance. The Chief Operating Decision Maker (“CODM”) uses Funds from Operations (“FFO”) in assessing performance and in making resource allocation decisions, which enable the determination of return on the equity deployed. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market gains (losses) and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations.
FFO includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries.

	Total attributable to Brookfield Infrastructure
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$636	$505	$475	$183	$—	$1,799	$(550)	$2,969	$4,218
Costs attributed to revenues(2)	(322)	(233)	(203)	(76)	—	(834)	208	(1,958)	(2,584)
General and administrative expenses	—	—	—	—	(103)	(103)	—	—	(103)
Other (expense) income	(26)	(4)	(8)	4	33	(1)	10	(73)	(64)
Interest expense	(80)	(76)	(66)	(41)	(44)	(307)	93	(354)	(568)
FFO	208	192	198	70	(114)	554
Depreciation and amortization expense						(344)	116	(417)	(645)
Deferred taxes						(2)	4	41	43
Mark-to-market and other						(185)	16	(88)	(257)
Share of earnings from associates						—	103	—	103
Net income attributable to non-controlling interest						—	—	(120)	(120)
Net income attributable to partnership(3)						$23	$—	$—	$23

Q1 2023 INTERIM REPORT 9

	Total attributable to Brookfield Infrastructure
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$439	$470	$423	$152	$—	$1,484	$(571)	$2,498	$3,411
Costs attributed to revenues(2)	(185)	(215)	(189)	(69)	—	(658)	285	(1,589)	(1,962)
General and administrative expenses	—	—	—	—	(121)	(121)	—	—	(121)
Other (expense) income	(28)	(4)	3	3	32	6	8	(80)	(66)
Interest expense	(59)	(66)	(41)	(28)	(24)	(218)	72	(263)	(409)
FFO	167	185	196	58	(113)	493
Depreciation and amortization expense						(322)	123	(345)	(544)
Deferred taxes						(12)	(3)	(3)	(18)
Mark-to-market and other						(89)	32	6	(51)
Share of earnings from associates						—	54	—	54
Net income attributable to non-controlling interest						—	—	(224)	(224)
Net income attributable to partnership(3)						$70	$—	$—	$70
1.The above tables reconcile Brookfield Infrastructure’s share of results to our partnership’s unaudited interim condensed and consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from our partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.
2.Costs attributed to revenues exclude depreciation and amortization expense. Refer to Note 15, Direct Operating Costs, for further details.
3.Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC exchangeable LP units and non-controlling interests - BIPC exchangeable shares.
Segment assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.
The following is an analysis of Brookfield Infrastructure’s assets by reportable operating segment:

	Total Attributable to Brookfield Infrastructure
AS OF MARCH 31, 2023 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials(1)
Total assets	$9,266	$8,494	$10,377	$5,482	$(2,545)	$31,074	$(6,707)	$48,366	$9,192	$81,925

	Total Attributable to Brookfield Infrastructure
AS OF DECEMBER 31, 2022 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials(1)
Total assets	$7,337	$8,333	$9,747	$4,002	$(1,208)	$28,211	$(5,434)	$41,327	$8,865	$72,969
1.The above table provides each segment’s assets in the format that management organizes its reporting segments to make operating decisions and assess performance. Each segment is presented based on our partnership’s share of total assets, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby our partnership either controls or exercises significant influence over the investment, respectively. The above table reconciles Brookfield Infrastructure’s share of total assets to total assets presented on our partnership’s Consolidated Statements of Financial Position by removing net liabilities contained within investments in associates and joint ventures and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

10 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

4. ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE
In June 2022, Brookfield Infrastructure, alongside institutional partners, agreed to the sale of its Indian toll road operations for total net proceeds of approximately $0.2 billion (Indian toll road consortium of approximately $0.6 billion). As a result, these assets and liabilities of the business were classified as held for sale as at March 31, 2023.
In addition, a subsidiary of Brookfield Infrastructure agreed to the sale of its 50% interest in a freehold landlord port in Victoria, Australia. As a result, our net investment in the port, which was previously presented as investments in associates, has been classified as held for sale as at March 31, 2023. Subsequent to quarter end, Brookfield Infrastructure completed the sale of its interest for net proceeds of approximately $260 million (approximately $70 million net to the partnership).
In February 2023, our North American gas storage operation agreed to the partial sale of its U.S. gas storage portfolio. A portion of the portfolio is held through a subsidiary and has been classified as held for sale as at March 31, 2023, with the remainder of the portfolio held through our investments in associates. Subsequent to quarter end, the sale was completed for net proceeds of approximately $235 million (approximately $100 million net to the partnership).
The major classes of assets and liabilities of the businesses classified as held for sale are as follows:

US$ MILLIONS	March 31, 2023
Assets
Cash and cash equivalents	$43
Accounts receivable and other current assets	34
Current assets	77
Property, plant and equipment	53
Investment in associates(1)	129
Intangible assets	587
Goodwill and other non-current assets	67
Total assets classified as held for sale	$913

Liabilities
Accounts payable and other liabilities	$95
Deferred income tax liability	2
Non-recourse borrowings	393
Total liabilities associated with assets held for sale	490
Net assets classified as held for sale	$423
1. Refer to Note 10, Investments in Associates and Joint Ventures, for further details.
Q1 2023 INTERIM REPORT 11

5. DISPOSITION OF BUSINESSES
Dispositions Completed in 2022
a) Disposition of our Brazilian electricity transmission operation
On November 30, 2022, Brookfield Infrastructure completed the sale of its approximate 31% interest in five Brazilian electricity transmission concessions. The sale resulted in net proceeds of approximately $250 million. Our partnership recognized a gain of approximately $40 million in Other income on the Consolidated Statement of Operating Results. The partnership’s share of losses relating to previous foreign exchange movements of $9 million were reclassified from accumulated other comprehensive income to Other income on the Consolidated Statements of Operating Results.
6. ACQUISITION OF BUSINESSES
Acquisitions Completed in 2023
(a) Acquisition of a North American and European residential decarbonization infrastructure business
On January 4, 2023, Brookfield Infrastructure, alongside institutional partners (the “HomeServe consortium”), completed the acquisition of HomeServe PLC (“HomeServe”), a residential decarbonization infrastructure business operating in North America and Europe. Total consideration paid was $1.2 billion (HomeServe consortium - $4.9 billion). The partnership has an effective 26% and 25% interest in HomeServe’s North American and European businesses, respectively. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective January 4, 2023. Acquisition costs of approximately $55 million were recorded as other income (expense) within the Consolidated Statement of Operating Results.
Consideration Transferred:

US$ MILLIONS
Cash	$1,249
Total consideration	$1,249
Fair value of assets and liabilities acquired (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$205
Accounts receivable and other	802
Property, plant and equipment	117
Intangible assets	3,626
Goodwill	2,765
Accounts payable and other liabilities	(772)
Non-recourse borrowings	(1,006)
Deferred income tax liabilities	(833)
Net assets acquired before non-controlling interest	4,904
Non-controlling interest(2)	(3,655)
Net assets acquired	$1,249
1.The fair values of certain acquired assets and liabilities for these operations have been determined on a provisional basis given the proximity of the acquisitions to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information primarily in order to assess the fair values of intangible assets, deferred income taxes and the resulting impact to goodwill as at the date of the acquisitions.
2.Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition dates.
The goodwill recorded on acquisition is largely reflective of the HomeServe’s potential to grow its customer base in under-penetrated markets and the ability to leverage operating synergies with our existing residential decarbonization infrastructure platform. The goodwill recognized is not deductible for income tax purposes.
12 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Supplemental Information
Had the acquisition of HomeServe been effective January 1, 2023, the revenue and net income of Brookfield Infrastructure would have increased by approximately $29 million and $4 million, respectively, for the three-month period ended March 31, 2023.
In determining the pro-forma revenue and net income attributable to our partnership, management has:
•Calculated depreciation of property, plant and equipment and amortization of intangible assets acquired on the basis of the fair values at the time of the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements; and
•Based borrowing costs on the funding levels, credit ratings and debt and equity position of Brookfield Infrastructure after the business combination.
Acquisitions Completed in 2022
(a) Individually insignificant business combinations
In 2022, Brookfield and its institutional partners (the “acquisition consortiums”) acquired a 17% interest in an Indian telecommunications business for approximately $30 million (acquisition consortium total of approximately $165 million for a 100% interest), a 30% interest in five North American residential infrastructure businesses for approximately $90 million (acquisition consortium total of $315 million for a 100% interest), and an approximately 24% interest in a U.K. telecom tower portfolio for approximately $40 million (consolidated total of approximately $160 million for a 100% interest).
Consideration Transferred:

US$ MILLIONS
Cash	$123
Equity consideration(1)	21
Contingent consideration	17
Total consideration	$161
1. As part of our consideration, we issued shares of the subsidiary which are compound financial instruments.
Fair value of assets and liabilities acquired (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$6
Accounts receivable and other	24
Property, plant and equipment	161
Intangible assets	302
Goodwill	278
Accounts payable and other liabilities	(54)
Non-recourse borrowings	(51)
Deferred income tax liabilities	(18)
Net assets acquired before non-controlling interest	648
Non-controlling interest(2)	(487)
Net assets acquired	$161
1.The fair values of certain acquired assets and liabilities for these operations have been determined on a provisional basis given the proximity of the acquisitions to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information primarily in order to assess the fair values of property, plant and equipment, intangible assets, deferred income taxes and the resulting impact to goodwill as at the date of the acquisitions.
2.Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition dates.

Q1 2023 INTERIM REPORT 13

7. FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analyses, using observable market inputs.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, Brookfield Infrastructure looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. The fair value of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market interest rates and applicable credit spreads.
Classification of Financial Instruments
Financial instruments classified as fair value through profit or loss are carried at fair value on the Consolidated Statements of Financial Position. Changes in the fair values of financial instruments classified as fair value through profit or loss are recognized in profit or loss. Mark-to-market adjustments for those in an effective hedging relationship and changes in the fair value of securities designated as fair value through other comprehensive income are recognized in other comprehensive income.
Carrying Value and Fair Value of Financial Instruments
The following table provides the allocation of financial instruments and their associated classifications as at March 31, 2023:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Fair value through OCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$1,515	$1,515
Accounts receivable and other	—	—	4,274	4,274
Financial assets (current and non-current)(1)	1,631	20	62	1,713
Total	$1,631	$20	$5,851	$7,502

Financial liabilities
Corporate borrowings	$—	$—	$4,571	$4,571
Non-recourse borrowings (current and non-current)	—	—	30,246	30,246
Accounts payable and other	—	—	4,035	4,035
Financial liabilities (current and non-current)(1)	321	—	1,766	2,087
Lease liabilities	—	—	3,501	3,501
Preferred shares(2)	—	—	20	20
Total	$321	$—	$44,139	$44,460
1.Derivative instruments which are elected for hedge accounting totaling $596 million are included in financial assets and $122 million of derivative instruments are included in financial liabilities.
2.$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.
14 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table provides the allocation of financial instruments and their associated classifications as at December 31, 2022:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Fair value through OCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$1,279	$1,279
Accounts receivable and other	—	—	3,475	3,475
Financial assets (current and non-current)(1)	2,012	46	55	2,113
Total	$2,012	$46	$4,809	$6,867

Financial liabilities
Corporate borrowings	$—	$—	$3,666	$3,666
Non-recourse borrowings (current and non-current)	—	—	26,567	26,567
Accounts payable and other	—	—	3,634	3,634
Financial liabilities (current and non-current)(1)	362	—	1,705	2,067
Lease liabilities	—	—	3,421	3,421
Preferred shares(2)	—	—	20	20
Total	$362	$—	$39,013	$39,375
1.Derivative instruments which are elected for hedge accounting totaling $789 million are included in financial assets and $139 million of derivative instruments are included in financial liabilities.
2.$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.
The following table provides the carrying values and fair values of financial instruments as at March 31, 2023 and December 31, 2022:

	March 31, 2023		December 31, 2022
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$1,515	$1,515	$1,279	$1,279
Accounts receivable and other	4,274	4,274	3,475	3,475
Financial assets (current and non-current)	1,713	1,713	2,113	2,113
Total	$7,502	$7,502	$6,867	$6,867

Financial liabilities
Corporate borrowings(1)	$4,571	$4,395	$3,666	$3,406
Non-recourse borrowings (current and non-current)(2)	30,246	29,645	26,567	25,958
Accounts payable and other	4,035	4,035	3,634	3,634
Financial liabilities (current and non-current)	2,087	2,087	2,067	2,067
Preferred shares(3)	20	20	20	20
Total	$40,959	$40,182	$35,954	$35,085
1.Corporate borrowings are classified under level 1 of the fair value hierarchy; quoted prices in an active market are available.
2.Non-recourse borrowings are classified under level 2 of the fair value hierarchy with the exception of certain borrowings at our U.K. port operation, which are classified under level 1. For level 2 fair values, future cash flows are estimated based on observable forward interest rates at the end of the reporting period.
3.$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.
Q1 2023 INTERIM REPORT 15

Hedging Activities
Brookfield Infrastructure uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest and currency risks. For certain derivatives which are used to manage exposures, Brookfield Infrastructure determines whether hedge accounting can be applied. When hedge accounting can be applied, a hedge relationship can be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation with a functional currency other than the U.S. dollar. To qualify for hedge accounting, the derivative must be designated as a hedge of a specific exposure and the hedging relationship must meet all of the hedge effectiveness requirements in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the hedging relationship does not meet all of the hedge effectiveness requirements, hedge accounting is discontinued prospectively.
Cash Flow Hedges
Brookfield Infrastructure uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probable forecasted issuances of debt. The settlement dates coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss. For the three-month period ended March 31, 2023, losses of $104 million (2022: gains of $255 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As of March 31, 2023, there was a net derivative asset balance of $472 million relating to derivative contracts designated as cash flow hedges (December 31, 2022: $645 million).
Net Investment Hedges
Brookfield Infrastructure uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations having a functional currency other than the U.S. dollar. For the three-month period ended March 31, 2023, losses of $7 million (2022: gains of $29 million) were recorded in other comprehensive income relating to the hedges of net investments in foreign operations. Further, for the three-month period ended March 31, 2023, Brookfield Infrastructure paid $1 million (2022: paid less than $1 million) relating to the settlement of foreign exchange contracts in the period. As of March 31, 2023, there was a net unrealized derivative asset balance of $2 million relating to derivative contracts designated as net investment hedges (December 31, 2022: $5 million).
Fair Value Hierarchical Levels—Financial Instruments
Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:
•Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
•Level 2 – Inputs other than quoted prices included in Level 1 are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain derivative contracts and other financial assets carried at fair value in an inactive market.
•Level 3 – Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate. Fair valued assets and liabilities classified as Level 3 include interest rate swap contracts, derivative contracts, and certain equity securities carried at fair value which are not traded in an active market.
16 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The fair value of our partnership’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure’s financial assets and financial liabilities:

US$ MILLIONS	Fair value hierarchy	March 31, 2023	December 31, 2022
Marketable securities	Level 1(1)	$55	$108
Foreign currency forward contracts	Level 2(2)
Financial asset		$105	$159
Financial liability		30	37
Interest rate swaps & other	Level 2(2)
Financial asset		$756	$1,005
Financial liability		175	233
Other contracts	Level 3(3)
Financial asset		$735	$786
Financial liability		116	92
1.Valuation technique: Quoted bid prices in an active market.
2.Valuation technique: Discounted cash flow. Future cash flows are estimated based on forward exchange and interest rates (from observable forward exchange and interest rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects our credit risk and the credit risk of various counterparties.
3.Valuation technique: Discounted cash flow. Future cash flows primarily driven by assumptions concerning the amount and timing of estimated future cash flow.
During the three-month period ended March 31, 2023, no transfers were made between level 1 and 2 or level 2 and 3.
Q1 2023 INTERIM REPORT 17

8. PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utilities	Transport	Midstream	Data	Total

Balance at January 1, 2022	$7,565	$8,998	$14,862	$8,324	$39,749
Additions, net of disposals	500	561	797	575	2,433
Acquisitions through business combinations(1)	109	—	—	52	161
Non-cash (disposals) additions	(154)	126	(17)	(12)	(57)
Assets reclassified as held for sale(2)	—	(8)	—	—	(8)
Net foreign currency exchange differences	(743)	(340)	(963)	(754)	(2,800)
Balance at December 31, 2022	$7,277	$9,337	$14,679	$8,185	$39,478
Additions, net of disposals	151	107	77	70	405
Acquisitions through business combinations(1)	117	—	—	—	117
Non-cash additions (disposals)	14	(4)	21	(3)	28
Assets reclassified as held for sale(2)	—	—	(56)	—	(56)
Net foreign currency exchange differences	119	(6)	35	60	208
Balance at March 31, 2023	$7,678	$9,434	$14,756	$8,312	$40,180

Accumulated depreciation:
Balance at January 1, 2022	$(1,272)	$(1,668)	$(622)	$(629)	$(4,191)
Depreciation expense	(327)	(468)	(418)	(384)	(1,597)
Disposals	22	5	—	—	27
Assets reclassified as held for sale(2)	—	4	—	—	4
Non-cash disposals	—	—	11	41	52
Net foreign currency exchange differences	123	87	47	52	309
Balance at December 31, 2022	$(1,454)	$(2,040)	$(982)	$(920)	$(5,396)
Depreciation expense	(92)	(119)	(141)	(97)	(449)
Disposals	11	3	—	—	14
Assets reclassified as held for sale(2)	—	—	8	—	8
Non-cash disposals	—	—	—	34	34
Net foreign currency exchange differences	(22)	7	(6)	(10)	(31)
Balance at March 31, 2023	$(1,557)	$(2,149)	$(1,121)	$(993)	$(5,820)

Accumulated fair value adjustments:
Balance at January 1, 2022	$1,643	$1,046	$408	$—	$3,097
Fair value adjustments	175	75	118	—	368
Net foreign currency exchange differences	(179)	(73)	(4)	—	(256)
Balance at December 31, 2022	$1,639	$1,048	$522	$—	$3,209
Assets reclassified as held for sale(2)	—	—	(1)	—	(1)
Net foreign currency exchange differences	39	(10)	—	—	29
Balance at March 31, 2023	$1,678	$1,038	$521	$—	$3,237

Net book value:
December 31, 2022	$7,462	$8,345	$14,219	$7,265	$37,291
March 31, 2023(3)	$7,799	$8,323	$14,156	$7,319	$37,597
1.Refer to Note 6 , Acquisition of Businesses, for further details.
2.Refer to Note 4, Assets and Liabilities Classified as Held for Sale, for further details.
3.Includes right-of-use assets of $198 million in our utilities segment, $995 million in our transport segment, $340 million in our midstream segment and $1,959 million in our data segment. Current lease liabilities of $402 million have been included in accounts payable and other and non-current lease liabilities of $3,099 million have been included in other liabilities in the Consolidated Statements of Financial Position.
The partnership’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2022. Brookfield Infrastructure determined fair value under the income method or on a depreciated replacement cost basis. The partnership’s right-of-use assets recorded as property, plant, and equipment are measured using the cost model. Assets under development are revalued where fair value could be reliably measured.
18 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

9. INTANGIBLE ASSETS

	As of
US$ MILLIONS	March 31, 2023	December 31, 2022
Cost	$17,577	$13,718
Accumulated amortization	(2,118)	(1,896)
Total	$15,459	$11,822
Intangible assets are allocated to the following cash generating units, or group of cash generating units:

	As of
US$ MILLIONS	March 31, 2023	December 31, 2022
North American residential decarbonization infrastructure operation(1)	$3,862	$1,674
Brazilian regulated gas transmission operation	2,874	2,816
Canadian diversified midstream operation	2,145	2,186
North American rail operations	1,757	1,762
European residential decarbonization infrastructure business(1)	1,417	—
Peruvian toll roads	1,044	1,031
Indian telecom tower operation	682	682
U.K. telecom towers operation	547	537
U.K. port operation	264	258
Other(2)	867	876
Total	$15,459	$11,822
1.Refer to Note 6, Acquisition of Businesses, for further details.
2.Other intangibles are primarily comprised of customer contracts at our Australian port operation, Western Canadian natural gas gathering and processing operation, U.S. data center operation, Colombian natural gas transmission operation, natural gas operation in India and contracted order book at our U.K. regulated distribution operation.
The following table presents the change in the cost balance of intangible assets:

US$ MILLIONS	For the three-month period ended March 31, 2023	For the 12-month period ended December 31, 2022
Cost at beginning of the period	$13,718	$15,785
Additions through business combinations(1)	3,626	302
Additions, net of disposals	42	149
Assets held by subsidiaries disposed during the period(2)	—	(1,454)
Assets reclassified as held for sale(3)	—	(793)
Non-cash additions(4)	—	47
Foreign currency translation	191	(318)
Ending Balance	$17,577	$13,718
1.Refer to Note 6, Acquisition of Businesses, for further details.
2.Refer to Note 5, Disposition of Businesses, for further details.
3.Refer to Note 4, Assets and Liabilities Classified as Held for Sale, for further details.
4.Non-cash additions for the 12-month period ended December 31, 2022 primarily relate to revisions to the purchase price allocation at our residential infrastructure operation in Germany.
The following table presents the accumulated amortization for Brookfield Infrastructure’s intangible assets:

US$ MILLIONS	For the three-month period ended March 31, 2023	For the 12-month period ended December 31, 2022
Accumulated amortization at beginning of the period	$(1,896)	$(1,571)
Assets held by subsidiaries disposed during the period(1)	—	5
Held for sale(2)	—	211
Amortization	(196)	(561)
Foreign currency translation	(26)	20
Ending Balance	$(2,118)	$(1,896)
1.Refer to Note 5, Disposition of Businesses, for further details.
2.Refer to Note 4, Assets and Liabilities Classified as Held for Sale, for further details.
Q1 2023 INTERIM REPORT 19

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
Our partnership’s investment in associates and joint ventures are reviewed and reported on a segmented basis, refer to Note 3, Segment Information, for further details. The following table represents the change in the balance of investments in associates and joint ventures:

US$ MILLIONS	For the three-month period ended March 31, 2023	For the 12-month period ended December 31, 2022
Balance at the beginning of the period	$5,325	$4,725
Share of earnings for the period	103	12
Foreign currency translation and other	13	(44)
Share of other comprehensive (loss) income	(164)	485
Distributions(5)	(155)	(575)
Disposition of interest(3)	—	(142)
Acquisitions(1),(2),(4),(6),(7)	702	864
Ending Balance(8),(9),(10)	$5,824	$5,325
1.On February 16, 2022, Brookfield Infrastructure acquired an approximate 8% interest in AusNet Services Ltd., an Australian regulated utility, for total equity consideration of approximately $0.5 billion.
2.On April 1, 2022, Brookfield Infrastructure acquired a 13% interest in an Australian smart meter business, for total equity consideration of approximately $215 million.
3.On June 13, 2022, Brookfield Infrastructure sold an effective 19% (Brookfield consortium - 49%) interest in its North American container terminal operation for net proceeds of $275 million. On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $125 million and income tax expense of approximately $50 million in the Consolidated Statements of Operating Results. $142 million of revaluation gains (net of tax) were reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital.
4.On August 4, 2022, Brookfield Infrastructure acquired an approximate 12% interest in an Australian data transmission business, for total consideration of $193 million.
5.On November 1, 2022, our New Zealand data distribution business completed the sale of a portfolio of telecom towers which generated net proceeds of approximately $140 million to the partnership.
6.On November 22, 2022, Brookfield Infrastructure entered into a joint-venture agreement with Intel Corporation for the construction and operation of a semiconductor manufacturing facility in Chandler, Arizona. The partnership has an effective 12% economic interest in the operation.
7.On February 1, 2023, Brookfield Infrastructure acquired an effective 6% interest in a European telecom tower operation in Germany and Austria, for total consideration of approximately $702 million.
8.In February 2023, our North American gas storage operation agreed to the partial sale of its U.S. gas storage portfolio. A portion of the assets sold was held by an investment in associate. Subsequent to quarter end, the sale was completed. Refer to Note 4, Assets and Liabilities Classified as Held for Sale, for further details.
9.Brookfield Infrastructure exercised its option to acquire an additional 15% interest in Transmissora Sertaneja de Eletricidade S.A. (“Sertaneja”), a Brazilian electricity transmission operation, increasing Brookfield Infrastructure’s ownership in Sertaneja to 31%. As a result of governance rights obtained, Brookfield Infrastructure will consolidate Sertaneja effective May 2, 2023.
10.The closing balance includes a shareholder loan of $375 million receivable from our U.S. gas pipeline (2022: $375 million).

The following table represents the carrying value of our partnership’s investments in associates and joint ventures:

	As of
US$ MILLIONS	March 31, 2023	December 31, 2022
Utilities	$859	$887
Transport	1,920	1,925
Midstream	1,061	1,058
Data	1,917	1,297
Corporate	67	158
Ending Balance	$5,824	$5,325
20 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following tables summarize the aggregate balances of investments in associates and joint ventures on a 100% basis:

	As of
US$ MILLIONS	March 31, 2023	December 31, 2022
Financial position:
Total assets	$98,902	$71,023
Total liabilities	(55,680)	(42,116)
Net assets	$43,222	$28,907

	For the three-month period ended March 31
US$ MILLIONS	2023	2022
Financial performance:
Total revenue	$5,988	$5,016
Total net income for the period	1,030	592
Brookfield Infrastructure’s share of net income	$103	$54
Q1 2023 INTERIM REPORT 21

11. BORROWINGS
a) Corporate Borrowings
Brookfield Infrastructure has a $2.1 billion senior unsecured revolving credit facility used for general working capital purposes including acquisitions. The $2.1 billion is available on a revolving basis for the full term of the facility. All amounts outstanding under this facility will be repayable on June 29, 2027. All obligations of Brookfield Infrastructure under the facility are guaranteed by our partnership. Loans under this facility accrue interest at a floating rate based on SOFR plus 1.2%. Brookfield Infrastructure is required to pay an unused commitment fee under the facility of 13 basis points per annum. As at March 31, 2023, draws on the credit facility were $742 million (December 31, 2022: $96 million) and $11 million of letters of credit were issued (December 31, 2022: $12 million).

	Maturity	Annual Rate	Currency	As of
				March 31, 2023	December 31, 2022
Corporate revolving credit facility	June 29, 2027	SOFR plus 1.2%	US$	$742	$96
Commercial paper(1)	April 29, 2023	5.6%	US$	716	464

Current:
Medium-term notes:
Public - Canadian	February 22, 2024	3.3%	C$	223	222
Public - Canadian	February 22, 2024	3.3%	C$	296	295
Non-current:
Medium-term notes:
Public - Canadian	November 14, 2027	5.6%	C$	333	332
Public - Canadian	September 11, 2028	4.2%	C$	518	517
Public - Canadian	October 9, 2029	3.4%	C$	518	517
Public - Canadian	September 1, 2032	2.9%	C$	370	369
Public - Canadian	February 14, 2033	6.0%	C$	185	185
Public - Canadian	April 25, 2034	5.4%	C$	296	295
Public - Canadian	April 25, 2052	5.8%	C$	147	147
Subordinated notes:
Public - U.S.	May 24, 2081	5.0%	US$	250	250
				4,594	3,689
Deferred financing costs and other				(23)	(23)
Total				$4,571	$3,666
1.Maturity and annual rate associated with our commercial paper program represents a weighted average of all outstanding obligations as of March 31, 2023.
Brookfield Infrastructure has entered into a $1 billion revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. The revolving credit facility automatically renews for eight consecutive one-year terms, which would result in the facility ultimately maturing in February 2027. Brookfield has the option to terminate the agreement prior to April 14 each year by providing Brookfield Infrastructure with a written notice. Loans under this facility accrued interest on LIBOR plus 1.8% and no commitment fees were incurred for any undrawn balance. Subsequent to quarter-end, the loan under this facility was amended to accrue interest on SOFR plus 1.9%. As of March 31, 2023, there were no (2022: $nil) borrowings outstanding.
On November 14, 2022, Brookfield Infrastructure Finance ULC issued C$700 million of medium-term notes in two tranches: C$450 million maturing on November 14, 2027 with a coupon of 5.616% per annum and C$250 million maturing on February 14, 2033 with a coupon of 5.980% per annum.
22 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

On April 25, 2022, Brookfield Infrastructure Finance ULC issued C$600 million of medium-term notes in two tranches: C$400 million maturing on April 25, 2034 with a coupon of 5.439% per annum and C$200 million maturing on April 25, 2052 with a coupon of 5.789% per annum, and $3 million of debt issuance costs were incurred.
On May 24, 2021, Brookfield Infrastructure Finance ULC issued $250 million of subordinated notes maturing May 24, 2081, with a coupon of 5.0% and $6 million of debt issuance costs were incurred.
On February 24, 2021, Brookfield Infrastructure established a U.S. commercial paper program under which a subsidiary of our partnership may issue unsecured commercial paper notes up to a maximum aggregate amount outstanding at any time of $1 billion. Proceeds from the commercial paper issuances are supplemented by our corporate credit facilities. As of March 31, 2023, there were $716 million of borrowings outstanding (2022: $464 million).
The increase in corporate borrowings during the three-month period ended March 31, 2023 is primarily attributable to net draws on our corporate credit facility of $646 million, commercial paper issuances of $252 million, and the impact of foreign exchange.
b) Non-Recourse Borrowings

	As of
US$ MILLIONS	March 31, 2023	December 31, 2022
Current	$3,570	$2,567
Non-current	26,676	24,000
Total	$30,246	$26,567
Non-recourse borrowings increased as compared to December 31, 2022 due to net borrowings of $2.5 billion, $1 billion of borrowings related to recent acquisitions and the impact of foreign exchange.
Q1 2023 INTERIM REPORT 23

12. CAPITAL MANAGEMENT
Our partnership’s approach to capital management is focused on maximizing returns to unitholders and ensuring capital is deployed in a manner consistent with achieving our investment return objectives.
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15% annually over the long term. We measure return on Invested Capital as Adjusted Funds from Operations (“AFFO”), less estimated returns of capital on operations that are not perpetual in nature, divided by the weighted average Invested Capital for the period.
We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). We define Invested Capital as partnership capital removing the impact of the following items: non-controlling interest in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.

	As of
US$ MILLIONS	March 31, 2023	December 31, 2022
Partnership Capital	$28,312	$25,554
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(18,522)	(15,320)
Deficit	3,775	3,422
Accumulated other comprehensive income	(720)	(817)
Ownership changes and other	(558)	(558)
Invested Capital	$12,287	$12,281
The following table presents the change in Invested Capital during the three-month period ended March 31, 2023 and 2022:

	For the three-month period ended March 31
US$ MILLIONS	2023	2022
Opening balance	$12,281	$12,195
Net redemption of preferred units	—	(220)
Issuance of perpetual subordinated notes	—	293
Issuance of limited partnership units	6	4
Ending balance	$12,287	$12,272
Weighted Average Invested Capital(1)	$12,279	$12,251
1.For the purposes of calculating Weighted Average Invested Capital for the three-month period ended March 31, 2022, redemption of preferred units and issuance of perpetual subordinated notes of $220 million and $293 million, respectively, were assumed to have been completed concurrently in January 2022.
24 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

13. SUBSIDIARY PUBLIC ISSUERS
An indenture dated as of October 10, 2012 between certain wholly-owned subsidiaries of our partnership, Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Pty Ltd and Brookfield Infrastructure Finance Limited (collectively, the “Co-Issuers”), and Computershare Trust Company of Canada, as supplemented and amended from time to time (“Indenture”) provides for the issuance of one or more series of unsecured notes of the Co-Issuers.
An indenture dated as of May 24, 2021, between Brookfield Infrastructure Finance ULC, our partnership and its subsidiaries, Brookfield Infrastructure L.P. (the “Holding LP”), Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIP Bermuda Holdings I Limited (collectively, the “BIP Guarantors”), BIPC Holdings Inc. (“BIPC Holdings”), Computershare Trust Company of Canada and Computershare Trust Company, N.A., as supplemented and amended from time to time (the “U.S. Indenture”) provides for the issuance of one or more series of unsecured notes of Brookfield Infrastructure Finance ULC.
On November 14, 2022, the Co-Issuers issued C$700 million of medium-term notes under the Indenture in two tranches in the Canadian bond market: C$450 million maturing November 14, 2027 with a coupon of 5.616% and C$250 million maturing February 14, 2033 with a coupon of 5.980%. These medium-term notes are fully and unconditionally guaranteed by the BIP Guarantors and BIPC Holdings.
On April 25, 2022, the Co-Issuers issued C$600 million of medium-term notes under the Indenture in two tranches in the Canadian bond market: C$400 million maturing April 25, 2034 with a coupon of 5.439%, and C$200 million maturing April 25, 2052 with a coupon of 5.789%. These medium-term notes are fully and unconditionally guaranteed by the BIP Guarantors and BIPC Holdings.
The partnership will and certain of the other BIP Guarantors may also fully and unconditionally guarantee the payment obligations of Brookfield Infrastructure Preferred Equity Inc. (“Pref Finco” and collectively with the Co-Issuers, the “Fincos”) in respect of any Class A preference shares issued to the public by the Pref Finco, if and when issued.
A base shelf prospectus of BIP Investment Corporation (“BIPIC”) provides for the issuance of one or more series of senior preferred shares of BIPIC. The partnership will and certain of the other BIP Guarantors and BIPC Holdings may fully and unconditionally guarantee the payment obligations of BIPIC in respect of any senior preferred shares issued by BIPIC under the prospectus.
Each of the Fincos and BIPIC are subsidiaries of our partnership. In the tables below, information relating to the Fincos has been combined. The Fincos have not guaranteed the obligations of BIPIC, nor has BIPIC guaranteed the obligations of the Fincos.
BIPC Holdings has also fully and unconditionally guaranteed the payment obligations of the partnership in respect of certain of the partnership’s currently outstanding cumulative class A preferred limited partnership units and may guarantee the payment obligations of the partnership in respect of additional cumulative class A preferred limited partnership units issued to the public, if and when issued.
Q1 2023 INTERIM REPORT 25

The following tables set forth consolidated summary financial information for our partnership, the Fincos, BIPIC and BIPC Holdings:

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023 US$ MILLIONS	Our partnership(2)	The Fincos	BIPIC	BIPC Holdings	Subsidiaries of our partnership other than the Fincos, BIPIC, and BIPC Holdings(3)	Consolidating adjustments(4)	Our partnership consolidated

Revenues	$—	$—	$—	$—	$—	$4,218	$4,218
Net (loss) income attributable to partnership(1)	(25)	—	—	—	23	25	23

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
Revenues	$—	$—	$—	$—	$—	$3,411	$3,411
Net income (loss) attributable to partnership(1)	6	—	—	—	70	(6)	70

AS OF MARCH 31, 2023
Current assets	$—	$—	$—	$—	$—	$7,537	$7,537
Non-current assets	6,323	—	1,497	3,091	8,713	54,764	74,388
Current liabilities	—	—	221	—	—	10,550	10,771
Non-current liabilities	—	3,113	—	177	—	39,552	42,842
Non-controlling interests
Redeemable Partnership Units held by Brookfield	—	—	—	—	—	2,149	2,149
BIPC exchangeable shares	—	—	—	—	—	1,225	1,225
Exchangeable units(5)	—	—	—	—	—	68	68
Perpetual subordinated notes	—	—	—	—	—	293	293
In operating subsidiaries	—	—	—	—	—	18,522	18,522
Preferred unitholders	—	—	—	—	—	918	918

AS OF DECEMBER 31, 2022
Current assets	$—	$—	$—	$—	$—	$6,686	$6,686
Non-current assets	6,583	—	1,005	3,105	9,603	45,987	66,283
Current liabilities	—	—	182	—	—	8,195	8,377
Non-current liabilities	—	3,106	—	191	—	35,741	39,038
Non-controlling interests
Redeemable Partnership Units held by Brookfield	—	—	—	—	—	2,263	2,263
BIPC exchangeable shares	—	—	—	—	—	1,289	1,289
Exchangeable units(5)	—	—	—	—	—	72	72
Perpetual subordinated notes	—	—	—	—	—	293	293
In operating subsidiaries	—	—	—	—	—	15,320	15,320
Preferred unitholders	—	—	—	—	—	918	918
1.Includes net income (loss) attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP units, non-controlling interests - BIPC exchangeable LP units and non-controlling interests - BIPC exchangeable shares.
2.Includes investments in all subsidiaries of our partnership under the equity method.
3.Includes investments in all other subsidiaries of the Holding LP, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and BIP Bermuda Holdings I Limited under the equity method.
4.Includes elimination of intercompany transactions and balances necessary to present our partnership on a consolidated basis.
5.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.
26 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

14. REVENUE
The following table disaggregates revenues by our operating segments:

	For the three-month period ended March 31
US$ MILLIONS	2023	2022
Utilities	$1,871	$1,212
Midstream	1,054	902
Transport	881	874
Data	412	423
Total	$4,218	$3,411
Substantially all of our partnership’s revenues are recognized over time as services are rendered.
The following table disaggregates revenues by geographical region:

	For the three-month period ended March 31
US$ MILLIONS	2023	2022
Canada	$1,149	$1,067
U.S.	1,043	593
U.K.	564	407
India	448	467
Brazil	342	368
Colombia	228	214
Australia	164	165
Spain	82	—
France	73	—
Other	125	130
Total	$4,218	$3,411
Brookfield Infrastructure’s customer base is comprised predominantly of investment grade companies. Our revenues are well diversified by region and counterparty. For the three-month period ended March 31, 2023, no customer made up greater than 10% of our partnership’s consolidated revenues. For the three-month period ended March 31, 2022, one customer within the utilities and data segments generated greater than 10% of our partnership’s consolidated revenues of $347 million. Our partnership has completed a review of the credit risk of key counterparties. Based on their liquidity position, business performance, and aging of our accounts receivable, we do not have any significant changes in expected credit losses at this time. Our partnership continues to monitor the credit risk of our counterparties in light of the current economic environment.
Q1 2023 INTERIM REPORT 27

15. DIRECT OPERATING COSTS
Direct operating costs are costs incurred to earn revenue and include all attributable expenses. The following table lists direct operating costs for the three-month period ended March 31, 2023, and 2022.

	For the three-month period ended March 31
US$ MILLIONS	2023	2022
Cost of inventory	$745	$620
Depreciation and amortization	645	544
Compensation	638	443
Fuel, transportation, and distribution costs	393	385
Operations and maintenance costs	276	203
Marketing and administrative costs	202	127
Utilities	140	120
Other direct operating costs	190	64
Total	$3,229	$2,506
28 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

16. PARTNERSHIP CAPITAL
As at March 31, 2023, our partnership’s capital structure was comprised of three classes of partnership units: limited partnership units, preferred units and general partnership units. Limited partnership units entitle the holder to their proportionate share of distributions. Preferred units entitle the holder to cumulative preferential cash distributions in accordance with their terms. General partnership units entitle the holder to the right to govern the financial and operating policies of our partnership. The Holding LP’s capital structure is composed of four classes of partnership units: special general partner units, Holding LP Class A preferred units, managing general partner units and redeemable partnership units held by Brookfield.
On June 10, 2022, Brookfield Infrastructure completed a three-for-two split of our units, BIPC exchangeable shares, Exchange LP Units, and BIPC exchangeable LP units, by way of a subdivision whereby unitholders/shareholders received an additional one-half of a unit/share for each unit/share held. The Managing General Partner Units, Special General Partner Units and Redeemable Partnership Units of the Holding LP were concurrently split. Brookfield Infrastructure’s preferred units were not affected by the split. All historical unit and share counts, as well as per unit/share disclosures have been adjusted to effect for the change in units due to the splits.
(a) Special General and Limited Partnership Capital

	Special General Partner Units
MILLIONS, EXCEPT UNIT INFORMATION	As of and for the three-month period ended March 31, 2023		As of and for the 12-month period ended December 31, 2022
	Carrying Value	Units	Carrying Value	Units
Opening balance	$19	2,400,631	$19	2,400,631
Ending balance	$19	2,400,631	$19	2,400,631

	Limited Partnership Units
MILLIONS, EXCEPT UNIT INFORMATION	As of and for the three-month period ended March 31, 2023		As of and for the 12-month period ended December 31, 2022
	Carrying Value	Units	Carrying Value	Units
Opening balance	$6,092	458,380,315	$6,074	457,901,280
Unit issuance	6	196,552	13	338,953
Conversions	1	56,413	5	140,082
Ending balance	$6,099	458,633,280	$6,092	$458,380,315
Weighted average number of special general partner units outstanding for the three-month period ended March 31, 2023 were 2.4 million (2022: 2.4 million). The weighted average number of limited partnership units outstanding for the three-month period ended March 31, 2023 was 458.4 million (2022: 457.9 million).
Our partnership has implemented a distribution reinvestment plan (the “Plan”) that allows eligible holders of our partnership to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the New York Stock Exchange for the five trading days immediately preceding the relevant distribution date. During the three-month period ending March 31, 2023, our partnership issued 0.2 million units for proceeds of $6 million (three-month period ended March 31, 2022: 0.2 million units for proceeds of $4 million).
(b) Non-controlling interest – Redeemable Partnership Units held by Brookfield

MILLIONS, EXCEPT UNIT INFORMATION	As of and for the three-month period ended March 31, 2023		As of and for the 12-month period ended December 31, 2022
	Carrying Value	Units	Carrying Value	Units
Opening balance	$2,728	193,587,223	$2,728	193,587,223
Unit issuance	—	—	—	—
Ending balance	$2,728	193,587,223	$2,728	193,587,223

Q1 2023 INTERIM REPORT 29

(c) Non-controlling interest – BIPC exchangeable shares

MILLIONS, EXCEPT UNIT INFORMATION	As of and for the three-month period ended March 31, 2023		As of and for the 12-month period ended December 31, 2022
	Carrying Value	Shares	Carrying Value	Shares
Opening balance	$1,757	110,567,671	$1,755	110,157,540
Conversions	—	36,729	2	410,131
Ending balance	$1,757	110,604,400	$1,757	$110,567,671
During the three-month period ended March 31, 2023, BIPC exchangeable shareholders exchanged less than 0.1 million BIPC exchangeable shares for less than $1 million (three-month period ended March 31, 2022: 0.2 million for less than $1 million).
(d) Non-controlling interest – Exchangeable Units

MILLIONS, EXCEPT UNIT INFORMATION	As of and for the three-month period ended March 31, 2023		As of and for the 12-month period ended December 31, 2022
	Carrying Value	Units	Carrying Value	Units
Opening balance	$401	6,464,819	$408	7,015,032
Conversions	(1)	(93,142)	(7)	(550,213)
Ending balance(1)	$400	6,371,677	$401	$6,464,819
1.Includes non-controlling interest attributable to Exchange LP unitholders and BIPC exchangeable LP unitholders.
During the three-month period ended March 31, 2023, Exchange LP unitholders exchanged less than 0.1 million Exchange LP units for less than $1.0 million of our units (three-month period ended March 31, 2022: less than 0.2 million for less than $1 million).
During the three-month period ended March 31, 2023, BIPC exchangeable LP unitholders exchanged less than 0.1 million BIPC exchangeable LP units for less than $1.0 million of BIPC exchangeable shares (three-month period ended March 31, 2022: 0.2 million for $3 million).
(e) Non-controlling interest - Perpetual Subordinated Notes

	Perpetual Subordinated Notes
MILLIONS, EXCEPT UNIT INFORMATION	As of and for the three-month period ended March 31, 2023	As of and for the 12-month period ended December 31, 2022
Opening balance	$293	$—
Issued for cash	—	293
Ending balance	$293	$293
On January 21, 2022, our partnership issued 12 million fixed rate perpetual subordinated notes, at $25 per unit, with a fixed coupon rate of 5.125% annually. In total, $293 million net proceeds were raised. The notes do not have a fixed maturity date and are not redeemable at the option of the holders, therefore the notes are classified as non-controlling interest. The perpetual subordinated notes also provide Brookfield Infrastructure, at its discretion, the right to defer the interest (in whole or in part) indefinitely.
(f) Preferred Unitholders’ Capital

MILLIONS, EXCEPT UNIT INFORMATION	As of and for the three-month period ended March 31, 2023		As of and for the 12-month period ended December 31, 2022
	Carrying Value	Units	Carrying Value	Units
Opening balance	$918	43,901,312	$1,138	55,881,062
Repurchased and cancelled	—	—	(220)	(11,979,750)
Ending balance	$918	43,901,312	$918	43,901,312
On March 31, 2022, our partnership redeemed all of its outstanding Cumulative Class A Preferred Limited Partnership Units, Series 7, for $243 million. Losses on redemption of $23 million were recognized directly in equity.
30 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

17. DISTRIBUTIONS
The following table outlines distributions made to each class of partnership units, including BIPC exchangeable shares and Exchange LP units that are exchangeable into units, as well as BIPC exchangeable LP units that are exchangeable into BIPC exchangeable shares:

	For the three-month period ended March 31
	2023		2022
US$ MILLIONS EXCEPT PER UNIT INFORMATION	Total	Per Unit	Total	Per Unit
Limited Partners	$175	$0.38	$165	$0.36
General Partner(1)	67		61
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	74	0.38	69	0.36
BIPC exchangeable shares	42	0.38	40	0.36
Exchangeable units(2)	3	0.38	3	0.36
Preferred unitholders	11	0.26	15	0.26
Perpetual subordinated notes	4	0.32	4	0.32
Total Distributions	$376		$357
1.Distributions to the General Partner include $66 million of incentive distributions for the three-month period ended March 31, 2023 (2022: $60 million).
2.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.

Q1 2023 INTERIM REPORT 31

18. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
a) Attributable to Limited Partners

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2023	$774	$(1,741)	$115	$87	$125	$3	$1,118	$481
Other comprehensive (loss) income	(1)	41	(1)	1	—	—	(98)	(58)
Balance at March 31, 2023	$773	$(1,700)	$114	$88	$125	$3	$1,020	$423

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial (losses) gains	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2022	$673	$(1,463)	$27	$56	$125	$(10)	$915	$323
Other comprehensive income (loss)	7	191	8	25	—	1	(15)	217
Balance at March 31, 2022	$680	$(1,272)	$35	$81	$125	$(9)	$900	$540
b) Attributable to General Partner

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2023	$4	$(9)	$—	$—	$1	$—	$6	$2
Balance at March 31, 2023	$4	$(9)	$—	$—	$1	$—	$6	$2

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2022	$4	$(8)	$—	$—	$1	$—	$5	$2
Other comprehensive income	—	1	—	—	—	—	—	1
Balance at March 31, 2022	$4	$(7)	$—	$—	$1	$—	$5	$3
c) Attributable to Non-controlling interest – Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2023	$326	$(726)	$49	$36	$53	$(1)	$473	$210
Other comprehensive income (loss)	—	17	(1)	—	—	—	(41)	(25)
Balance at March 31, 2023	$326	$(709)	$48	$36	$53	$(1)	$432	$185

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2022	$283	$(616)	$12	$24	$53	$(6)	$387	$137
Other comprehensive income (loss)	3	82	3	10	—	—	(6)	92
Balance at March 31, 2022	$286	$(534)	$15	$34	$53	$(6)	$381	$229
32 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

d) Attributable to Non-controlling interest – BIPC exchangeable shares

US$ MILLIONS	Revaluation surplus	Foreign currency translation & other	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2023	$186	$(415)	$28	$20	$30	$1	$268	$118
Other comprehensive income (loss)	—	11	—	—	—	—	(25)	(14)
Balance at March 31, 2023	$186	$(404)	$28	$20	$30	$1	$243	$104

US$ MILLIONS	Revaluation surplus	Foreign currency translation & other	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2022	$161	$(351)	$7	$13	$30	$(2)	$219	$77
Other comprehensive income (loss)	2	46	2	6	—	—	(4)	52
Balance at March 31, 2022	$163	$(305)	$9	$19	$30	$(2)	$215	$129
e) Attributable to Non-controlling interest – Exchangeable units(1)

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2023	$11	$(28)	$2	$1	$1	$—	$19	$6
Balance at March 31, 2023	$11	$(28)	$2	$1	$1	$—	$19	$6

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2022	$10	$(24)	$1	$1	$1	$—	$15	$4
Other comprehensive income	—	3	—	—	—	—	—	3
Balance at March 31, 2022	$10	$(21)	$1	$1	$1	$—	$15	$7

1.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.
Q1 2023 INTERIM REPORT 33

19. RELATED PARTY TRANSACTIONS
In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties. The immediate parent of Brookfield Infrastructure is our partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.
Throughout the year, the General Partner, in its capacity as our partnership’s general partner, incurs director fees, a portion of which are charged at cost to our partnership in accordance with our limited partnership agreement. Director fees of less than $1 million were incurred during the three-month period ended March 31, 2023 (2022: less than $1 million).
Since inception, Brookfield Infrastructure has had a management agreement (the “Master Services Agreement”) with certain service providers (the “Service Providers”), which are wholly-owned subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the market value of our partnership. The Base Management Fee was $100 million for the three-month period ended March 31, 2023 (2022: $118 million). As of March 31, 2023, $98 million was outstanding as payable to the Service Providers (December 31, 2022: $91 million).
For purposes of calculating the Base Management Fee, the market value of our partnership is equal to the aggregate value of all the outstanding units of our partnership (assuming full conversion of Brookfield’s Redeemable Partnership Units in the Holding LP into units of our partnership), preferred units and securities of the other Service Recipients (as defined in Brookfield Infrastructure’s Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.
As of March 31, 2023, Brookfield Infrastructure had a loan payable of $25 million to a subsidiary of Brookfield (December 31, 2022: $25 million). The loan is payable in full prior to the end of 2024 with an interest rate of 1.7%.
Brookfield Infrastructure, from time to time, will place deposits with, or receive deposits from, Brookfield. As at March 31, 2023, our net deposit from Brookfield was $nil (December 31, 2022: $nil) and Brookfield Infrastructure incurred no interest expense for the three-month period ended March 31, 2023 (2022: less than $1 million). Deposits bear interest at market rates.
Brookfield Infrastructure has entered into a $1 billion revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. As of March 31, 2023, there were no (December 31, 2022: $nil) borrowings outstanding.
As at March 31, 2023, Brookfield Infrastructure had approximately $134 million of borrowings outstanding to subsidiaries and associates of Brookfield (December 31, 2022: $160 million) and approximately $65 million of net payables to subsidiaries of Brookfield (December 31, 2022: $0.7 billion).
Brookfield Infrastructure’s subsidiaries provide heating, cooling, connection, port marine and natural gas services on market terms in the normal course of operations to subsidiaries and associates of Brookfield. For the three-month period ended March 31, 2023, revenues of approximately $2 million were generated (2022: less than $1 million).
Brookfield Infrastructure’s subsidiaries purchase power, lease office space and obtain construction, consulting and engineering services in the normal course of operations on market terms from subsidiaries and associates of Brookfield. For the three-month period ended March 31, 2023, expenses of $35 million were incurred (2022: less than $1 million).
In addition, subsidiaries of Brookfield Infrastructure reported lease assets and liabilities of $12 million at March 31, 2023 (December 31, 2022: $12 million) with a subsidiary of Brookfield.
During the fourth quarter of 2022, our partnership sold a portfolio of investments, which included partial interests in consolidated subsidiaries and financial assets, with an approximate fair value of $310 million to an affiliate of Brookfield in exchange for securities of equal value. The portfolio of investments represented seed assets in a new product offering that Brookfield will be marketing and selling to third party investors which at that time will allow our partnership, subject to certain conditions, monetize the securities to generate liquidity. The securities are recorded as financial assets on the Consolidated Statement of Financial Position. The reduction in partial interests in consolidated subsidiaries is reflected as an increase in non-controlling interest of others in operating subsidiaries on the Consolidated Statement of Financial Position. During the first quarter of 2023, our partnership exercised its redemption option associated with the securities and redeemed a portion of its units with a fair value of $62 million, net of contributions.
On March 28, 2023, subsidiaries of the partnership entered into concurrent loan agreements with an affiliate of Brookfield for total proceeds of $500 million. These loans are non-recourse to the partnership and are presented as non-recourse borrowings on the Consolidated Statement of Financial Position. Each loan accrues interest at SOFR plus 200 basis points per annum and matures on March 27, 2024. Interest on each loan was less than $1 million for the three-month period ended March 31, 2023.
34 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

MANAGEMENT’S DISCUSSION AND ANALYSIS

AS OF MARCH 31, 2023 AND DECEMBER 31, 2022 AND
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023 AND 2022
OUR OPERATIONS
We own a portfolio of infrastructure assets that are diversified by sector and by geography. We have a stable cash flow profile with approximately 90% of Funds From Operations (“FFO”) supported by regulated or contracted revenues. In order to assist our unitholders and preferred unitholders in evaluating our performance and assessing our value, we group our businesses into operating segments based on similarities in their underlying economic drivers.
Our operating segments are summarized below:

Operating Segment	Asset Type	Primary Location
Utilities
Regulated or contractual businesses which earn a return on their asset base	• Regulated Transmission	• North & South America, Asia Pacific
	• Commercial & Residential Distribution	• North & South America, Europe & Asia Pacific

Transport
Provide transportation for freight, commodities and passengers	• Rail	• North & South America, Asia Pacific
	• Toll Roads	• South America & Asia Pacific
	• Diversified Terminals	• North America, Europe & Asia Pacific

Midstream
Systems that provide transmission, gathering, processing and storage services	• Midstream	• North America

Data
Provide critical infrastructure and services to global communication companies	• Data Transmission & Distribution	• North America, Europe & Asia Pacific
	• Data Storage	• North & South America, Asia Pacific
INTRODUCTION
The following Management’s Discussion and Analysis (“MD&A”) is the responsibility of management of Brookfield Infrastructure Partners L.P. (our “partnership” collectively with its subsidiary and operating entities “Brookfield Infrastructure”). This MD&A is dated May 10, 2023 and has been approved by the Board of Directors of the general partner of our partnership for issuance as of that date. The Board of Directors carries out its responsibility for review of this document principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, approves this document, pursuant to the authority delegated to it by the Board of Directors. The terms “Brookfield Infrastructure”, “we”, “us” and “our” refer to Brookfield Infrastructure Partners L.P., and our partnership’s direct and indirect subsidiaries and operating entities as a group. This MD&A should be read in conjunction with Brookfield Infrastructure Partners L.P.’s most recently issued annual and interim financial statements. Additional information, including Brookfield Infrastructure’s Form 20-F, is available on its website at www.bip.brookfield.com, on SEDAR’s website at www.sedar.com and on EDGAR’s website at www.sec.gov/edgar.shtml.
Business Overview
Brookfield Infrastructure is a leading global infrastructure company that owns and operates high quality, essential, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. It is focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows.
Our mission is to own and operate a globally diversified portfolio of high quality infrastructure assets that will generate sustainable and growing distributions over the long term for our unitholders. To accomplish this objective, we will seek to leverage our operating segments to acquire infrastructure assets and actively manage them to extract additional value following our initial investment. As the businesses mature and cash flows have been de-risked, we seek to recycle capital and re-invest in assets that are expected to generate higher returns. An integral part of our strategy is to participate along with institutional investors in Brookfield Corporation (together with its affiliated entities other than us, “Brookfield”) sponsored infrastructure funds that target acquisitions that suit our profile. We focus on investments in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.
Q1 2023 INTERIM REPORT 35

Performance Targets and Key Measures
We target a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long term. We intend to generate this return from the in-place cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. We determine our distributions to unitholders based primarily on an assessment of our operating performance. FFO is used to assess our operating performance and can be used on a per unit basis as a proxy for future distribution growth over the long term. In addition, we have performance measures that track the key value drivers for each of our operating segments. See the “Segmented Disclosures” section of this MD&A for more detail.
Distribution Policy
Our distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. The partnership’s objective is to pay a distribution that is sustainable on a long-term basis. The partnership has set its target payout ratio at 60-70% of FFO. In sizing what we believe to be a conservative payout ratio, we typically retain approximately 15%-20% of FFO to fund the equity component of recurring growth capital expenditures.
On June 10, 2022, Brookfield Infrastructure completed a three-for-two split of our units, BIPC exchangeable shares, Exchange LP Units, and BIPC exchangeable LP units, by way of a subdivision whereby unitholders/shareholders received an additional one-half of a unit/share for each unit/share held. The Managing General Partner Units, Special General Partner Units and Redeemable Partnership Units of the Holding LP were concurrently split. Brookfield Infrastructure’s preferred units were not affected by the split. All historical unit and share counts, as well as per unit/share disclosures have been adjusted to effect for the change in units due to the splits.
In light of the current prospects for our business, the board of directors of our General Partner approved a 6% year-over-year increase in our quarterly distribution to $0.3825 per unit (or $1.53 per unit annualized), starting with the distribution paid in March 2023, with a proportionate increase made by the board of directors of BIPC to holders of BIPC exchangeable shares. This increase reflects the forecasted contribution from our recently commissioned capital projects, as well as the expected cash yield on acquisitions that we closed in the past year. Distributions have grown at a compound annual growth rate of 8% over the last 10 years. We target 5% to 9% annual distribution increase in light of the per unit growth we foresee in our operations.
Basis of Presentation
Our unaudited interim condensed and consolidated financial statements are prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year-ended December 31, 2022. Our unaudited interim condensed and consolidated financial statements include the accounts of Brookfield Infrastructure and the entities over which it has control. Brookfield Infrastructure accounts for investments over which it exercises significant influence or joint control, but does not control, using the equity method.
Our partnership’s equity interests include units held by public unitholders, Redeemable Partnership Units held by Brookfield, BIPC exchangeable shares held by public shareholders and Brookfield, as well as Exchange LP Units and BIPC Exchangeable LP Units held by public shareholders. Our units and the Redeemable Partnership Units have the same economic attributes in all respects, except that the Redeemable Partnership Units provide Brookfield the right to request that its units be redeemed for cash consideration. In the event that Brookfield exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with our units, rather than cash, on a one-for-one basis. As a result, Brookfield, as holder of Redeemable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the limited partnership units of our partnership. However, given the redeemable feature referenced above, we present the Redeemable Partnership Units as a component of non-controlling interests.
In addition, Exchange LP, a subsidiary of our partnership, issued Exchange LP Units in connection with the privatization of Enercare Inc. in October 2018. Exchange LP Units provide holders with economic terms that are substantially equivalent to those of our units and are exchangeable, on a one-for-one basis, for our units. Given the exchangeable feature, we present the Exchange LP Units as a separate component of non-controlling interests.
On March 31, 2020, our partnership completed the creation of BIPC with the special distribution. Each unitholder of record on March 20, 2020, received one BIPC exchangeable share for every nine units held. Holders of BIPC exchangeable shares have the right to exchange all or a portion of their shares for one unit per BIPC exchangeable share held or its cash equivalent on a fixed-for-fixed basis. BIPC or the partnership, as applicable, each have the ability to satisfy exchange requests by holders of BIPC exchangeable shares in units instead of cash. Additionally, the partnership has the ability to exchange all BIPC exchangeable shares for units at our election, on a fixed-for-fixed basis. As a result of the share characteristics, we present the BIPC exchangeable shares as a component of non-controlling interests.
36 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Finally, in the third and fourth quarters of 2021, BIPC Exchange LP, a subsidiary of our partnership, issued BIPC Exchangeable LP Units in connection with the acquisition of our Canadian diversified midstream operation. BIPC Exchangeable LP Units provide holders with economic terms that are substantially equivalent to those of a BIPC exchangeable share and are exchangeable, on a one-for-one basis, for BIPC exchangeable shares. Given the exchangeable feature, we present the BIPC Exchangeable LP Units as a component of non-controlling interests.
When we discuss the results of our operating segments, we present Brookfield Infrastructure’s share of results for operations accounted for using consolidation and the equity method, in order to demonstrate the impact of key value drivers of each of these operating segments on our partnership’s overall performance. As a result, segment revenues, costs attributable to revenues, other income, interest expense, depreciation and amortization, deferred taxes, fair value adjustments and other items will differ from results presented in accordance with IFRS as they (1) include Brookfield Infrastructure’s share of (losses) earnings from investments in associates and joint ventures attributable to each of the above noted items, and (2) exclude the share of earnings of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above noted items. However, net income for each segment is consistent with results presented in accordance with IFRS.
Our presentation currency and functional currency is the U.S. dollar. There were no changes in accounting policies that have had a material impact on the comparability of the results between financial years.
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section, we review our consolidated performance and financial position as of March 31, 2023 and December 31, 2022 and for the three-month period ended March 31, 2023 and 2022. Further details on the key drivers of our operations and financial position are contained within the “Segmented Disclosures” section of this MD&A.

	For the three-month period ended March 31
US$ MILLIONS, EXCEPT PER UNIT INFORMATION	2023	2022
Summary Statements of Operating Results
Revenues	$4,218	$3,411
Direct operating costs	(3,229)	(2,506)
General and administrative expenses	(103)	(121)
Interest expense	(568)	(409)
Share of earnings from investments in associates and joint ventures	103	54
Mark-to-market losses	(94)	(54)
Other (expense) income	(95)	57
Income tax expense	(89)	(138)
Net income	143	294
Net income attributable to our partnership(1)	23	70
Net loss per limited partnership unit	$(0.07)	$(0.01)

1.Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC exchangeable LP units and non-controlling interests - BIPC exchangeable shares.
Three-month period ended March 31, 2023 and 2022
Net income for the three-month period ended March 31, 2023 was $143 million, of which income of $23 million (a loss of $0.07 per unit) was attributable to our partnership. This compares to net income of $294 million in the prior year, of which income of $70 million (a loss of $0.01 per unit) was attributable to our partnership. Current year results benefited from the contributions associated with recent acquisitions and organic growth across our base business, which were offset by mark-to-market losses on commodity contracts and one-time transaction costs associated with the acquisition of HomeServe and the European tower portfolio, which are expensed on acquisition.
Revenues for the three-month period ended March 31, 2023 were $4,218 million, which represents an increase of $807 million compared to the same period in 2022. Our midstream segment contributed additional revenues of $162 million predominantly as a result of strong performance at our North American gas storage business. Revenues from our utilities segment increased by $760 million primarily as a result of the acquisition of a residential decarbonization infrastructure business operating in North America and Europe, partially offset by the divestment of five Brazilian electricity transmission lines in November 2022. Revenues from our transport segment increased by $29 million due to higher tariffs and volumes. Revenues from our data segment increased by $20 million predominately as a result of organic growth at our Indian telecom tower operation. Foreign exchange decreased our U.S. dollar revenues by $164 million, as the quarterly average exchange rate of majority of the currencies in which we operate decreased relative to the prior year.
Q1 2023 INTERIM REPORT 37

Direct operating expenses for the three-month period ended March 31, 2023 were $3,229 million, an increase of $723 million compared to the three-month period ended March 31, 2022. Direct costs increased from the prior year due to $653 million of incremental costs (including depreciation) associated with recently acquired businesses and $202 million of costs associated with organic growth initiatives. The impact of recent dispositions and foreign exchange decreased our U.S. dollar costs by $7 million and $125 million, respectively.
General and administrative expenses totaled $103 million for the three-month period ended March 31, 2023, a decrease of $18 million compared to the three-month period ended March 31, 2022. This line item primarily consists of the base management fee that is paid to Brookfield, which is equal to 1.25% of the combined market value of our partnership and BIPC plus preferred units outstanding and net recourse debt. The reduction from the prior year is due to a decrease in the partnership’s unit price.
Interest expense for the three-month period ended March 31, 2023 was $568 million, an increase of $159 million compared to the same period in 2022. Interest expense increased as a result of additional corporate borrowings and asset-level borrowings primarily associated with acquisitions completed during the past year and an increase in interest rates.
Our partnership’s share of earnings from investments in associates and joint ventures increased by $49 million when compared to the three-month period ended March 31, 2022. The increase was driven by the acquisitions of an Australian regulated utility, an Australian smart meter business, an Australian data transmission business, and a European telecom tower operation. These increases were partially offset by the disposition of our North American container terminal operation in June 2022.
Mark-to-market losses for the three-month period ended March 31, 2023 were $94 million, compared to losses of $54 million in the prior year. Amounts in both the current and comparative periods are primarily driven by mark-to-market movements relating to foreign exchange contracts at the corporate level and movements in prices of commodities.
Other expenses for the three-month period ended March 31, 2023 was $95 million, a decrease from other income of $57 million reported for the same period in 2022. Other expenses include accretion expenses, asset retirement obligations, and transaction costs related to acquisitions.
Income tax expense for the three-month period ended March 31, 2023 was $89 million, a decrease from $138 million recognized during the same period in 2022 due to reversal of timing differences.
38 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

US$ MILLIONS Summary Statements of Financial Position Key Metrics	As of
	March 31, 2023	December 31, 2022
Cash and cash equivalents	$1,515	$1,279
Property, plant and equipment	37,597	37,291
Intangible assets	15,459	11,822
Total assets	81,925	72,969
Corporate borrowings	4,571	3,666
Non-recourse borrowings	30,246	26,567
Total liabilities	53,613	47,415
Limited Partners’ capital	5,112	5,372
General Partner capital	25	27
Non-controlling interest – Redeemable Partnership Units held by Brookfield	2,149	2,263
Non-controlling interest – BIPC exchangeable shares	1,225	1,289
Non-controlling interest – Exchangeable units(1)	68	72
Non-controlling interest – perpetual subordinated notes	293	293
Non-controlling interest – in operating subsidiaries	18,522	15,320
Preferred unitholders	918	918
Partnership capital attributable to the partnership(2)	8,579	9,023
Total partnership’s capital	28,312	25,554
1.Includes non-controlling interest attributable to Exchange LP Units and BIPC exchangeable LP Units.
2.Includes partnership capital attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC exchangeable LP Units and non-controlling interests - BIPC exchangeable shares.
Total assets were $81.9 billion at March 31, 2023, an increase from $73.0 billion at December 31, 2022. Acquisition of a residential decarbonization infrastructure business and a European telecom tower portfolio, organic growth initiatives, and the impact of foreign exchange increased consolidated assets by $9.5 billion. These increases were partially offset by depreciation and amortization expense, which reduced total assets by $0.6 billion.
Property, plant and equipment increased from $37.3 billion to $37.6 billion due to investments in capital assets and the impact of foreign exchange, which were partially offset by depreciation expense. Intangible assets increased from $11.8 billion to $15.5 billion due to $3.7 billion of additions associated with acquisitions completed in 2023 and $0.2 billion of foreign exchange impact, which were partially offset by amortization expense of $0.2 billion.
Corporate borrowings have increased by $0.9 billion relative to December 31, 2022. This increase is attributable to draws on our corporate credit facility of $0.6 billion and net draws of $0.3 billion on our commercial paper program. The proceeds from our corporate borrowings was used to partially fund our acquisition of a North American and European residential decarbonization infrastructure business.
Non-recourse borrowings increased by $3.7 billion as compared to December 31, 2022. Acquisitions completed in 2023, incremental borrowings, and the impact of foreign exchange increased non-recourse borrowings by $1.0 billion, $2.5 billion, and $0.2 billion, respectively.
Our partnership capital decreased to $8.6 billion from $9.0 billion as at December 31, 2022 as income generated from operations was more than offset by the impact of distributions and mark-to-market losses.
Q1 2023 INTERIM REPORT 39

Foreign Currency Translation
Due to the nature of our global operations, current period financial results may be impacted by foreign currency movements. The most significant currency exchange rates that impact our business are shown in the following table:

	Period End Rate			Average Rate
	As of			For the three-month period ended March 31
	March 31, 2023	December 31, 2022	Change	2023	2022	Change
Australian dollar	0.6685	0.6813	(2)%	0.6836	0.7245	(6)%
Brazilian real	0.1968	0.1917	3%	0.1924	0.1912	1%
British pound	1.2337	1.2083	2%	1.2155	1.3410	(9)%
Canadian dollar	0.7398	0.7382	—%	0.7396	0.7896	(6)%
Indian rupee	0.0122	0.0121	1%	0.0122	0.0133	(8)%
As at March 31, 2023, our consolidated partnership capital of $28.3 billion was invested in the following currencies: Canadian dollars - 30%; U.S. dollars - 22%; British pounds - 16%; Australian dollars - 10%; Indian rupees - 7%; Brazilian reais - 5%; and other currencies - 10%. As a result of our currency hedging program, 57% of our partnership capital is effectively denominated in U.S. dollars. The majority of the foreign currencies that we operate in appreciated relative to the U.S. dollar from December 31, 2022, which increases the carrying values of the assets and liabilities of our operations relative to December 31, 2022.
The following table disaggregates the impact of foreign currency translation on our partnership capital by the most significant non-U.S. currencies:

	For the three-month period ended March 31
US$ MILLIONS	2023	2022
Australian dollar	$(54)	$83
Brazilian real	39	428
British pound	104	(103)
Canadian dollar	(33)	90
Indian rupee	7	(70)
Other	139	107
	202	535
Currency hedges(1)	(42)	(27)
	$160	$508
Attributable to:
Unitholders	$43	$278
Non-controlling interests	117	230
	$160	$508
1.     Includes net investment and cash flow hedges for foreign currencies of subsidiaries and associates and excludes cash flow hedges for interest rates.
The impact of foreign currency translation on partnership capital, including those attributable to non-controlling interests for the three-month period ended March 31, 2023, was a gain of $0.2 billion.
We use financial contracts and locally denominated debt to hedge most foreign currency exposures. We are largely hedged against the Australian, Canadian, European, British, and New Zealand currencies. As a result, the impact of currency movements was partially offset by losses recognized on our currency hedges.
Average currency exchange rates impact the U.S. dollar equivalents of revenues and net income from non-U.S. operations on a comparative basis. During the three-month period ended March 31, 2023, the average foreign exchange rate of the major currencies we operate in strengthened relative to the U.S. dollar, increasing U.S. dollar revenue and net income in these currencies.
40 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Summary of Quarterly Results
Quarterly results for the eight most recent quarters are as follows:

US$ MILLIONS, EXCEPT PER UNIT AMOUNTS	2023	2022				2021
Three-month period ended	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$4,218	$3,708	$3,627	$3,681	$3,411	$3,252	$2,939	$2,663
Direct operating costs	(3,229)	(2,702)	(2,590)	(2,712)	(2,506)	(2,375)	(2,132)	(1,925)
Share of earnings (loss) from investments in associates and joint ventures	103	(13)	5	(34)	54	(13)	24	10
Expenses
Interest	(568)	(497)	(480)	(469)	(409)	(383)	(368)	(362)
General and administrative	(103)	(95)	(109)	(108)	(121)	(113)	(102)	(96)
Valuation items
Fair value changes and other	(189)	29	41	221	3	175	290	1,302
Income tax expense	(89)	(135)	(133)	(154)	(138)	(79)	(115)	(286)
Net income	143	295	361	425	294	464	536	1,306
Net income attributable to others(1)	168	302	329	355	288	414	311	1,114
Net (loss) income attributable to limited partners	(25)	(7)	32	70	6	50	225	192
Net (loss) income per limited partnership unit(2)	$(0.07)	$(0.03)	$0.05	$0.13	$(0.01)	$0.09	$0.48	$0.41
1.Includes net income attributable to the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC exchangeable LP units, non-controlling interests - BIPC exchangeable shares, and non-controlling interests - interest of others in operating subsidiaries.
2.Refer to Note 16, Partnership Capital, for further details.
A significant driver of our results continues to be from organic growth which consists of inflation-indexation, GDP-linked volume increases and reinvested capital. In addition, results have benefited over the last eight quarters from the contribution of new investments. On a constant currency basis, these items resulted in increases in our revenues, direct operating costs, interest charges and depreciation and amortization expense. The increases were partially offset by the impact of dispositions. In addition to the aforementioned items, net income is impacted by fair value adjustments, mark-to-market movements, and other income and expenses.
Our business continues to deliver financial results that are in line with expectations. Our partnership benefits from significant sector and geographic diversification, ownership of long-life and essential assets, substantial barriers to entry to the sectors we operate in, and cash flows that are generated under long-term contractual or regulated frameworks. Our stable and predictable cash flow profile is further strengthened by our principled approach to counterparty selection and capital structure.
SELECTED STATEMENTS OF OPERATING RESULTS AND FINANCIAL POSITION INFORMATION
To measure performance, we focus on net income, an IFRS measure, as well as certain non-IFRS measures, including but not limited to FFO, AFFO, Adjusted EBITDA and Invested Capital. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market gains (losses) and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations. FFO includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures).
In addition to FFO and AFFO, we focus on Adjusted EBITDA, which we define as net income excluding the impact of interest expense, depreciation and amortization, income taxes, mark-to-market gains (losses) and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations. Adjusted EBITDA includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. We define Invested Capital as partnership capital removing the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.
Along with net income and other IFRS measures, FFO and Adjusted EBITDA are key measures of our financial performance that we use to assess the results and performance of our operations on a segmented basis. AFFO is also a measure of operating performance and represents the ability of our businesses to generate sustainable earnings. Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns.
Q1 2023 INTERIM REPORT 41

Since they are not calculated in accordance with, and do not have any standardized meanings prescribed by IFRS, FFO, AFFO, Adjusted EBITDA and Invested Capital are unlikely to be comparable to similar measures presented by other issuers and have limitations as analytical tools. Specifically, our definition of FFO may differ from the definition used by other organizations, as well as the definition of Funds from Operations used by REALPAC and NAREIT, in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.
For further details regarding our use of FFO, AFFO, Adjusted EBITDA and Invested Capital, as well as a reconciliation of the most directly comparable IFRS measures to these measures, see the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.

US$ MILLIONS, EXCEPT PER UNIT INFORMATION	For the three-month period ended March 31
Key Metrics	2023	2022
Net income attributable to partnership(1)	$23	$70
Net income per limited partnership unit(2)	(0.07)	(0.01)
Funds from Operations (FFO)(3)	554	493
Per unit FFO(4)	0.72	0.64
Adjusted Funds from Operations (AFFO)(3)	460	424
Return on invested capital(5)	14%	13%
Adjusted EBITDA	862	705
Distributions per unit(6)	0.38	0.36
FFO payout ratio(7)	68%	72%
AFFO payout ratio(8)	82%	84%
1.Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC exchangeable LP Units, and non-controlling interests - BIPC exchangeable shares.
2.Average number of limited partnership units outstanding on a time weighted basis for the three-month period ended March 31, 2023 was 458.4 million (2022: 457.9 million).
3.Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from net income to FFO, AFFO and Adjusted EBITDA.
4.Average units outstanding on a time weighted basis during the three-month period ended March 31, 2023 was 771.4 million (2022: 771.1 million).
5.Return on invested capital is calculated as AFFO adjusted for an estimate of the portion of earnings that represent a return of capital on concession-based businesses, divided by Invested Capital. The return of capital estimates for the three-month period ended March 31, 2023 was $30 million (2022: $36 million). In calculating the prior year average invested capital, redemption of preferred units and issuance of perpetual subordinated notes of $220 million and $293 million, respectively, were assumed to have been completed concurrently in January of 2022. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from partnership capital to Invested Capital.
6.Distribution per unit is defined as the sum of partnership distributions less incentive distributions, divided by the total limited partner units, general partner units, Redeemable Partnership Units, Exchange LP Units, BIPC exchangeable LP Units and BIPC exchangeable shares outstanding as of the record date. During the three-month period ended March 31, 2023, the partnership paid quarterly distributions of $0.3825 per unit, (2022: $0.3600 per unit).
7.FFO payout ratio is defined as distributions paid (inclusive of GP incentive distribution, preferred unit distributions, and interests on perpetual notes classified as equity) divided by FFO.
8.AFFO payout ratio is defined as distributions paid (inclusive of GP incentive, preferred unit distributions, and interests on perpetual notes classified as equity) divided by AFFO.
For the three-month period ended March 31, 2023, FFO totaled $554 million ($0.72 per unit) compared to FFO of $493 million ($0.64 per unit) for the same quarter in 2022. Results for the quarter benefited from organic growth of 9% capturing elevated inflation, volume growth across our transport segment, earnings associated with capital commissioned over the last twelve months and incremental contribution from our asset rotation program including the privatization of HomeServe on January 4, 2023.
42 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

SEGMENTED DISCLOSURES
In this section, we review the results of our principal operating segments: utilities, transport, midstream, data and corporate. Key metrics and measures are presented in accordance with our partnership’s share of the underlying results, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods, whereby our partnership either controls or exercises significant influence or joint control over its investments. See the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for a discussion of the importance of our partnership’s presentation, the limitations associated with such information and a reconciliation of segment results to our partnership’s statement of operating results in accordance with IFRS.
Our utilities segment is comprised of businesses from which we earn a return on a regulated or notionally stipulated asset base, which we refer to as the rate base, or from revenues in accordance with long-term concession agreements, private bilateral contracts approved or ratified by the regulator, or price control frameworks. These include our regulated transmission and commercial and residential distribution operations. Our rate base increases with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Our diversified portfolio of assets allows us to mitigate exposure to any single regulatory regime.
Due to the franchise frameworks and economies of scale of our utilities businesses, we often have significant competitive advantages in competing for projects to expand our rate base and earn incremental revenues. Accordingly, we expect this segment to produce stable revenue and margins over time that should increase with investment of additional capital and inflation. Nearly all our utilities segment’s Adjusted EBITDA is supported by regulated or contractual revenues.
The objectives for our utilities segment are to invest capital in the expansion of our rate base, as well as to provide safe and reliable service for our customers on a cost-efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base and strengthen our market position. Our performance can be measured by the growth in our rate base, the return on our rate base, and the growth in our AFFO.
Our utilities segment is comprised of the following:
Regulated Transmission
•Approximately 60,000 kilometers of operational electricity transmission and distribution lines in Australia
•Approximately 2,900 kilometers of electricity transmission lines in Brazil, of which approximately 2,000 kilometers are operational
•Approximately 4,200 kilometers of natural gas pipelines in North America, South America, and India
Commercial and Residential Distribution
•Approximately 7.9 million connections, predominantly electricity and natural gas
•Residential decarbonization infrastructure, including water heater, heating, ventilation, and air conditioner (“HVAC”) rentals, as well as other essential home services to approximately 10.5 million customers with approximately 16.8 million policies and 1.6 million rental contracts in Canada, the U.S., Germany, and the U.K.
•Over 570,000 long-term contracted sub-metering services within Canada and the United States
•Approximately 1.8 million installed smart meters in Australia and New Zealand
Q1 2023 INTERIM REPORT 43

Results of Operations
The following table presents our partnership’s share of the key metrics and measures of our utilities segment:

	For the three-month period ended March 31
US$ MILLIONS	2023	2022
Funds from Operations (FFO)	$208	$167
Maintenance capital expenditures	(18)	(9)
Adjusted Funds from Operations (AFFO)	190	158

Adjusted EBITDA(1)	$314	$254
Rate base	7,293	6,952
Return on rate base(2),(3)	12%	12%
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
2.Return on rate base is Adjusted EBITDA divided by weighted average rate base.
3.Return on rate base excludes impact of EBITDA earned from our home services policies, connections revenue, return of capital and IFRS 16 adjustments.

Our partnership earns a return on a regulated or notionally stipulated asset base, a metric which we refer to as rate base. Our rate base reflects the current amount, either as defined by the regulator or as implied by our contracted cash flows, on which we earn our return. Our rate base increases with capital that we invest to expand our systems and is indexed to local inflation. The return that we earn is typically determined by a regulator for prescribed periods of time or is derived based on the contracted cash flows we have secured. We believe that the rate base is useful for investors as it provides them with an understanding of the unlevered returns that our asset base can currently generate and enhances comparability across other utility investments as it assists in assessing the operating performance of our businesses by eliminating the effect of its current capital structure and tax profile.
For the three-month period ended March 31, 2023, our utilities segment generated FFO of $208 million, compared to $167 million for the same period in the prior year. Results benefited from inflation indexation and capital commissioned into rate base, offset by higher interest rates and additional borrowings at our Brazilian investments. Current year results include a full quarter contribution from the acquisition of HomeServe, a residential decarbonization infrastructure business in North America and Europe and two Australian utilities acquired in 2022. Prior year results included contribution from five additional electricity transmission lines in Brazil that were divested in Q4 2022.
The following table presents our partnership’s share of Adjusted EBITDA and FFO for the businesses in this operating segment:

	Adjusted EBITDA(1)		FFO
	For the three-month period ended March 31		For the three-month period ended March 31
US$ MILLIONS	2023	2022	2023	2022
Commercial & Residential Distribution	$163	$113	$123	$88
Regulated Transmission	151	141	85	79
Total	$314	$254	$208	$167
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
For the three-month period ended March 31, 2023, our commercial and residential distribution operations generated Adjusted EBITDA of $163 million and FFO of $123 million, compared to $113 million and $88 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from continued elevated levels of inflation indexation, additional capital commissioned into rate base over the last 12 months and higher connections revenue at our U.K. regulated distribution operation. Current quarter results benefited from the acquisition of HomeServe, a residential decarbonization infrastructure business in North America and Europe.
For the three-month period ended March 31, 2023, our regulated transmission operations generated Adjusted EBITDA of $151 million and FFO of $85 million, compared to $141 million and $79 million, respectively, in the prior year. EBITDA and FFO benefited from annual inflationary tariff adjustments across our transmission operations and the full quarter contribution from the acquisition of an Australian regulated utility in Q1 2022. Prior year results included contribution from five additional electricity transmission lines in Brazil that were divested in Q4 2022. FFO was impacted by higher interest rates and additional borrowings at our Brazilian investments, partially offset by lower taxes.
44 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table presents the roll-forward of our rate base:

US$ MILLIONS	For the three-month period ended March 31, 2023	For the 12-month period ended December 31, 2022
Rate base, start of period	$6,804	$5,818
Acquisitions	—	648
Capital expenditures commissioned	96	471
Inflation indexation	265	368
Regulatory depreciation	(49)	(160)
Foreign exchange and other	177	(341)
Rate base, end of period	$7,293	$6,804
As of March 31, 2023, our rate base was $7.3 billion. Rate base increased compared to December 31, 2022 due to new connections at our U.K regulated distribution business and long-term rental contracts secured at our residential decarbonization infrastructure platform, along with inflation indexation.
The following table presents the roll-forward of our partnership’s share of capital backlog, which represents growth projects over the next 2-3 years, as well as capital to be commissioned:

US$ MILLIONS	For the three-month period ended March 31, 2023	For the 12-month period ended December 31, 2022
Capital backlog, start of period	$646	$532
Impact of acquisitions	5	75
Additional capital project mandates	122	604
Less: capital expenditures	(134)	(522)
Foreign exchange and other	3	(43)
Capital backlog, end of period	642	646
Construction work in progress	496	443
Total capital to be commissioned	$1,138	$1,089
Capital backlog relates to projects that have been awarded or filed with regulators with anticipated commissioning into rate base in the next two to three years. As of March 31, 2023, total capital to be commissioned was $1,138 million compared to $1,089 million as of December 31, 2022. New connection mandates awarded were partially offset by capital projects commissioned into rate base. The largest contributors to capital expected to be commissioned into rate base include our U.K. regulated distribution business (approximately $620 million), our Australian regulated utility ($190 million) and our residential decarbonization infrastructure platform (approximately $190 million).

Q1 2023 INTERIM REPORT 45

Our transport segment is comprised of infrastructure assets that provide transportation, storage and handling services for merchandise goods, commodities and passengers, for which we are generally paid an access or transportation fee. Profitability is based on the volume and price achieved for the provision of access and associated services. This operating segment is comprised of businesses, such as our rail and toll road operations, which may be subject to price ceiling or other rate regulation focused on maintaining competition, as well as diversified terminal operations which are highly contracted and subject to the regulatory regimes applicable to the goods they handle. Transport businesses typically have high barriers to entry and, in many instances, have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our other operating segments, revenues are generally stable and, in many cases, are supported by contracts or customer relationships. The diversification within our transport segment mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 90% of our transport segment’s FFO is supported by contractual or regulated revenues.
Our objectives for our transport segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and earn an attractive return on the capital deployed. Our performance can be measured by our revenue growth and our Adjusted EBITDA margin.
Our transport segment is comprised of the following:
Diversified Terminals
•11 terminals in U.K. and Australia facilitating global trade of goods, natural resources and commodities
•An approximately 30 million tonnes per annum Liquefied Natural Gas (“LNG”) export terminal in the U.S.
•An approximately 85 million tonnes per annum export facility in Australia
Rail
•115 short line freight railroads comprising approximately 22,000 kilometers of track in North America and Europe
•Sole provider of rail network in southern half of Western Australia with approximately 5,500 kilometers of track and operator of approximately 4,800 kilometers of rail in Brazil
Toll Roads
•Approximately 3,800 kilometers of motorways in Brazil, Peru and India
Results of Operations
The following table presents our partnership’s share of the key metrics and measures of our transport segment:

	For the three-month period ended March 31
US$ MILLIONS	2023	2022
Funds from Operations (FFO)	$192	$185
Maintenance capital expenditures	(40)	(37)
Adjusted Funds from Operations (AFFO)	$152	$148

Adjusted EBITDA(1)	$272	$255
Adjusted EBITDA margin(2)	54%	54%
Growth capital expenditures	$63	$55
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
2.Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.

46 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

For the three-month period ended March 31, 2023, our transport segment generated FFO of $192 million compared to $185 million for the same period in the prior year. Organic growth was above the high end of our target range driven by high inflationary tariff increases and stronger volumes across the segment, partially offset by higher interest expense following a refinancing at our U.K. port operation. Prior year results included earnings from our North American container terminal sold in Q2 2022.
The following table presents our partnership’s share of Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)		FFO
	For the three-month period ended March 31		For the three-month period ended March 31
US$ MILLIONS	2023	2022	2023	2022
Rail	$97	$80	$75	$64
Diversified Terminals	106	119	68	80
Toll Roads	69	56	49	41
Total	$272	$255	$192	$185
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
For the three-month period ended March 31, 2023, our rail business generated Adjusted EBITDA of $97 million and FFO of $75 million compared to $80 million and $64 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from an 11% increase in volumes and inflationary tariff increases of 9% across our rail networks. FFO was impacted by higher interest costs at our Brazilian rail network.
For the three-month period ended March 31, 2023, our diversified terminal operations reported Adjusted EBITDA of $106 million and FFO of $68 million compared to $119 million and $80 million, respectively, in the prior year. Adjusted EBITDA and FFO were consistent on a same-store basis as the benefits from rate increases across our businesses were offset by the impact of lower commodity prices at our U.S. LNG export facility. FFO was impacted by higher interest costs at our U.K port operations while comparative period results included earnings associated with our U.S. container terminal that was sold last year.
For the three-month period ended March 31, 2023, our toll roads contributed Adjusted EBITDA of $69 million and FFO of $49 million compared to $56 million and $41 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from an inflationary tariff increase of 11% and a 3% increase in volumes across our global toll road portfolio.
The following table presents the roll-forward of our partnership’s share of capital backlog and capital to be commissioned:

US$ MILLIONS	For the three-month period ended March 31, 2023	For the 12-month period ended December 31, 2022
Capital backlog, start of period	$603	$533
Additional capital project mandates	79	368
Less: capital expenditures	(63)	(263)
Foreign exchange and other	3	(35)
Capital backlog, end of period	622	603
Construction work in progress	359	314
Total capital to be commissioned	$981	$917
Capital to be commissioned includes projects such as upgrading and expanding our rail networks, increasing and widening lanes on certain routes to support traffic growth, deepening berths and enhancing and modernizing existing infrastructure at our terminals. As of March 31, 2023, total capital to be commissioned was $981 million compared to $917 million as of December 31, 2022. Capital to be commissioned increased compared to December 31, 2022 as additional capital project mandates were partially offset by capital commissioned during the period.
Q1 2023 INTERIM REPORT 47

Recent Developments
On April 12, 2023, the partnership, through its subsidiary BIPC and its institutional partners, announced a take-private acquisition of Triton International Limited (“Triton”). Triton is the world’s largest owner and lessor of intermodal shipping containers and is a critical provider of global transport logistics infrastructure. The container leasing industry has high barriers to entry and is characterized by a small group of industry players. The size and scale of Triton’s global network differentiates it from competitors, making it the partner of choice for the world’s top 10 shipping lines that collectively account for approximately 85% of global shipping capacity. The total consideration of $85.00 per Triton common share will consist of $68.50 in cash and $16.50 in BIPC class A exchangeable shares (NYSE: BIPC, TSX: BIPC). The transaction is expected to close in the fourth quarter of 2023, subject to customary closing conditions and Triton shareholder approval.

48 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Our midstream segment is comprised of systems that provide natural gas transmission, gathering and processing, and storage services. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses that are subject to regulation, such as some of our natural gas transmission pipelines whose services are subject to price ceilings. Midstream businesses typically have high barriers to entry as a result of significant fixed costs combined with economies of scale or unique positions in their local markets. Although these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are typically contracted with varying durations and are relatively stable.
Our objectives for our midstream segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and earn an attractive return on the capital deployed. Our performance can be measured by our revenue growth, our Adjusted EBITDA margin and our growth in AFFO.
Our midstream segment is comprised of the following:
•Approximately 15,000 kilometers of natural gas transmission pipelines in the U.S.
•Approximately 10,600 kilometers of pipelines which include long-haul, conventional and natural gas gathering pipelines in Canada
•17 natural gas and natural gas liquids processing plants, with approximately 5.7 Bcf per day of gross processing capacity in Canada
•Approximately 600 billion cubic feet (“Bcf”) of natural gas storage in the U.S. and Canada
•525,000 tonnes per year of polypropylene production capacity in Canada
The following table presents our partnership’s share of the key metrics of our midstream segment:

	For the three-month period ended March 31
US$ MILLIONS	2023	2022
Funds from Operations (FFO)	$198	$196
Maintenance capital expenditures	(25)	(14)
Adjusted Funds from Operations (AFFO)	$173	$182

Adjusted EBITDA(1)	272	234
Adjusted EBITDA margin(2)	57%	55%
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
2.Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for reconciliation from net income to Adjusted EBITDA
For the three-month period ended March 31, 2023, our midstream operations generated Adjusted EBITDA and FFO of $272 million and $198 million compared to $234 million and $196 million in the prior year. Results benefited from strong performance at our North American gas storage business and higher asset utilization. Our Canadian diversified midstream operations were impacted from the normalization of market sensitive revenues and higher interest expense following the commissioning of Heartland.

Q1 2023 INTERIM REPORT 49

The following table presents the roll-forward of our partnership’s share of capital backlog and capital to be commissioned:

US$ MILLIONS	For the three-month period ended March 31, 2023	For the 12-month period ended December 31, 2022
Capital backlog, start of period	$217	$245
Additional capital project mandates	83	330
Less: capital expenditures	(25)	(358)
Foreign exchange and other	1	—
Capital backlog, end of period	276	217
Construction work in progress	30	28
Total capital to be commissioned	$306	$245
As of March 31, 2023, total capital to be commissioned was $306 million compared to $245 million as of December 31, 2022. The total capital to be commissioned relates to additional growth projects that are expected to expand capacity across our North American midstream businesses. New capital projects this quarter include expansionary capacity increases at our U.S. gas pipeline and our Canadian diversified midstream operation.

50 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Our data segment is comprised of critical infrastructure servicing customers in the telecommunications, fiber and data storage sectors. Our data transmission and distribution operations provide essential services and infrastructure to the media broadcasting and telecom sectors, while our data storage operations provide high-performance physical hosting and infrastructure to enterprises ranging from small workloads to hyperscale deployments, as well as cloud consulting and engineering services. The majority of these services and access to infrastructure are contracted on a medium to long-term basis (up to 30 years) with inflation escalation mechanisms, leading to predictable recurring revenues and cash flows.
Our data transmission and distribution customer base includes large, prominent telecommunications companies in France, the U.K., India, and Australia and retail, wholesale and enterprise customers in New Zealand. Within our data storage operations, we have approximately 700 colocation customers, predominantly in the U.S. that are diversified across multiple industries, and global hyperscale customers in Asia Pacific and South America.
Our objectives for the data segment are to invest capital to enhance and expand our service offerings while providing safe, reliable and secure access to our properties. If we are able to achieve these objectives, we believe we will be able to attract new customers and maintain low levels of churn on existing customers. Our performance in both our data transmission and distribution and data storage businesses can be measured by the growth in revenues and Adjusted EBITDA margin improvements.
Our data segment is comprised of the following:
Data Transmission & Distribution
•Approximately 209,000 operational telecom sites in India, France, Germany, Austria, U.K. and New Zealand
•Approximately 46,600 kilometers of fiber optic cable located in France, Brazil and New Zealand
•Over 70 distributed antenna systems in the U.K.
•Approximately 900,000 fiber-to-the-premise connections in France and Australia
•Two semiconductor manufacturing facilities under construction in the United States
Data Storage
•50 data centers, with approximately 1.4 million square feet of raised floors located in five continents
•Approximately 230 megawatts of critical load capacity
Results of Operations
The following table presents our partnership’s share of the key metrics of our data segment:

	For the three-month period ended March 31
US$ MILLIONS	2023	2022
Funds from Operations (FFO)	$70	$58
Maintenance capital expenditures	(11)	(9)
Adjusted Funds from Operations (AFFO)	$59	$49

Adjusted EBITDA(1)	$107	$83
Adjusted EBITDA margin(2)	58%	55%
Growth capital expenditures	$181	$63
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
2.Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for reconciliation from net income to Adjusted EBITDA.

For the three-month period ended March 31, 2023, our data segment generated FFO of $70 million, compared to $58 million for the same period in the prior year. Results benefited from strong underlying growth from additional points-of-presence and megawatts commissioned. Current quarter results reflect the acquisition of a European telecom tower operation in February 2023 and the acquisition of an Australian fiber business in August 2022.
Q1 2023 INTERIM REPORT 51

The following table presents our partnership’s share of Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)		FFO
	For the three-month period ended March 31		For the three-month period ended March 31
US$ MILLIONS	2023	2022	2023	2022
Data Transmission & Distribution	$94	$74	$63	$53
Data Storage	13	9	7	5
Total	$107	$83	$70	$58
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
For the three-month period ended March 31, 2023, our data transmission and distribution operations generated Adjusted EBITDA of $94 million and FFO of $63 million, compared to $74 million and $53 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from additional points-of-presence at our tower and fiber operations. Current quarter includes a contribution from a European telecom tower operation acquired in February 2023 and the acquisition of an Australian fiber business in August 2022.
For the three-month period ended March 31, 2023, our data storage operations generated Adjusted EBITDA of $13 million and FFO of $7 million, compared to $9 million and $5 million, respectively, in the prior year. Adjusted EBITDA and FFO increased as we continue to advance construction across our global data storage portfolio.
The following table presents the roll-forward of our partnership’s share of capital backlog and capital to be commissioned:

US$ MILLIONS	For the three-month period ended March 31, 2023	For the 12-month period ended December 31, 2022
Capital backlog, start of period	$3,756	$394
Impact of acquisitions	76	3,634
Additional capital project mandates	155	234
Less: capital expenditures	(181)	(470)
Foreign exchange and other	5	(36)
Capital backlog, end of period	3,811	3,756
Construction work in progress	469	339
Total capital to be commissioned	$4,280	$4,095

Capital to be commissioned includes projects such as our partnership with Intel to build two semiconductor foundries in United States, the build-out of additional sites and new tenancies at our telecom tower operations, additional connections across our global fiber operations and increasing the capacity of our data storage network. As of March 31, 2023, total capital to be commissioned was $4,280 million compared to $4,095 million as of December 31, 2022. Capital to be commissioned increased compared to December 31, 2022 from the acquisition of our European telecom tower operation and the build-out of additional towers at our Indian and French telecom tower operations.
Recent Developments
Recently, we agreed to acquire Data4, a premier hyperscale data center platform in Europe, with operations in France, Spain, Italy, Poland and Germany. The business has approximately 100MW of in-place capacity currently generating revenue, with plans to add 400MW of capacity. We also find Data4 to be an attractive business due to its highly contracted revenue base and regional tailwinds. Additionally, Data4 fills a geographical gap in our global data center footprint, with greenfield development platform investments already in North and South America, Australia, New Zealand, India and Korea. The total equity investment required is approximately $2.4 billion (BIP’s share - approximately $0.6 billion). The acquisition is subject to customary regulatory approvals and is expected to close in the third quarter of 2023.
52 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table presents the components of our Corporate segment, at our partnership’s share:

	For the three-month period ended March 31
US$ MILLIONS	2023	2022
Adjusted EBITDA(1)	$(103)	$(121)
Funds from Operations (FFO)	(114)	(113)
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
For the three-month period ended March 31, 2023, Adjusted EBITDA and FFO for our Corporate segment were losses of $103 million and $114 million, compared to $121 million and $113 million, respectively, in the prior year. Results of our Corporate segment are mainly driven by management fees. Pursuant to our Master Services Agreement, we pay Brookfield an annual base management fee equal to 1.25% of the combined market value of our partnership and BIPC plus preferred units outstanding and net recourse debt. The base management fee of $100 million decreased over the prior year due to a lower unit price. Financing costs increased from the funding of new investments completed during the quarter.
RECONCILIATION OF NON-IFRS FINANCIAL MEASURES
We focus on FFO to measure operating performance, along with IFRS measures such as net income. In addition, we also assess AFFO, Adjusted EBITDA and Invested Capital.
Adjusted EBITDA, FFO, AFFO and Invested Capital are presented based on our partnership’s share of results in operations accounted for using the consolidation and the equity method whereby we either control or exercise significant influence or joint control over the investment, respectively. Adjusted EBITDA, FFO, AFFO and Invested Capital are not, and are not intended to be, presented in accordance with IFRS. Under IFRS, we are not considered to control those entities that have not been consolidated and as such, have been presented as investments in associates or joint ventures in Note 10 of our partnership’s financial statements included herein. The presentation of the assets and liabilities and revenues and expenses do not represent our legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish our partnership’s legal claims or exposures to such items.
As a result, segment revenues, costs attributable to revenues, general and administrative costs, interest expense, depreciation and amortization, deferred income taxes and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items include our partnership’s share of (losses) earnings from investments in associates attributable to each of the above-noted items, and exclude the share of (losses) earnings of consolidated investments not held by our partnership apportioned to each of the above-noted items.
We provide financial results attributable to the partnership because we believe they assist investors and analysts in estimating our overall performance and understanding our partnership’s share of results from its underlying investments which have varying economic ownership interests and financial statement presentations when determined in accordance with IFRS. We believe our presentation, when read in conjunction with our partnership’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing and capital is being managed. The presentation of Adjusted EBITDA, FFO, AFFO and Invested Capital has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses;
•Other companies may calculate results attributable to the partnership or common equity differently than we do.
Because of these limitations, our financial information presented based on the partnership’s share in the underlying operations should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
See the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for a reconciliation of segment results to our statement of operating results in accordance with IFRS along with a breakdown of each of the reconciling items by type and by operating segment.
Q1 2023 INTERIM REPORT 53

Net income is the most directly comparable IFRS measure to FFO, AFFO and Adjusted EBITDA. Partnership capital is the most directly comparable IFRS measure to Invested Capital. We urge investors to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate our partnership.
FFO has limitations as an analytical tool:
•FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;
•FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time;
•FFO does not include the impact of mark-to-market gains or losses;
•FFO does not include other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations;
•Our definition of FFO may differ from the definition used by other organizations, and is different than the definition of Funds from Operations used by REALPAC and NAREIT, in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.
FFO is a key measure that we use to evaluate the performance of our operations and forms the basis for our partnership’s distribution policy.
We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items.
We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most of our assets will be sustained over time, provided we make all necessary maintenance expenditures. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back the impact of mark-to-market gains (losses) which indicate a point-in-time approximation of value on items we consider long-term. Finally, we add back other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations.
In addition, we focus on AFFO, which is defined as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). While FFO provides a basis for assessing current operating performance, it does not take into consideration the cost to sustain the operating performance of our partnership’s asset base. In order to assess the long-term, sustainable operating performance of our businesses, we observe that in addition to FFO, investors use AFFO by taking into account the impact of maintenance capital expenditures.
We also focus on Adjusted EBITDA. Adjusted EBITDA provides a supplemental understanding of the performance of our business and enhanced comparability across periods and relative to our peers. In addition to the adjustments to FFO, Adjusted EBITDA excludes the impact of interest expense and current income taxes to remove the effect of our current capital structure and tax profile in assessing the operating performance of our businesses.
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15% annually over the long term. We define Invested Capital as partnership capital removing the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes. We measure return on Invested Capital as AFFO, less estimated returns of capital on operations that are not perpetual in nature, divided by the weighted average Invested Capital for the period. Our partnership completes our estimate of returns of capital by reviewing the cash flow profile over the economic useful life of limited life businesses as underwritten, and estimating the percentage of cash flows generated in a given year. This percentage is then applied to our invested capital to determine how much capital we believe was returned in the current year.
54 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

A reconciliation of the most closely-related IFRS measure, net income, to FFO and AFFO is as follows:

	For the three-month period ended March 31
US$ MILLIONS	2023	2022
Net income	$143	$294
Add back or deduct the following:
Depreciation and amortization expense	645	544
Share of earnings from investments in associates and joint ventures(1)	(103)	(54)
FFO contribution from investments in associates and joint ventures(1)	239	206
Deferred tax (recovery) expense	(43)	18
Mark-to-market losses	94	54
Other expenses (income)(2)	163	(3)
FFO attributable to non-controlling interests(3)	(584)	(566)
FFO	554	493
Maintenance capital expenditures	(94)	(69)
AFFO	$460	$424
1.FFO contribution from investments in associates and joint ventures correspond to the FFO attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method. With consideration of share of (earnings) losses from investments in associates and joint ventures, these adjustments have the combined effect of excluding the impact of balances included in our definition of FFO recorded within our investments in associates and joint ventures.
2.Other expenses corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations. Other income and expenses excluded from FFO primarily includes asset retirement obligation and deferred consideration accretion expense, remeasurement of borrowings and amortization of deferred financing costs, acquisition costs and fair value remeasurement gains/losses. There are no items within other expenses that are individually significant.
3.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our partnership is able to remove the portion of FFO earned at non-wholly owned subsidiaries that is not attributable to the partnership.
All reconciling amounts from net income to FFO presented above are taken directly from our partnership’s consolidated financial statements, and in the case of “FFO contribution from investments in associates and joint ventures” and “FFO attributable to non-controlling interests”, our partnership’s share of FFO relating thereto are derived using the accounting policies consistent with those applied in our partnership’s consolidated financial statements; FFO for these items is calculated on the same basis as consolidated entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating our partnership’s share of equity accounted income and the corresponding elimination of non-controlling interests in accordance with IAS 28, Investments in Associates and Joint Ventures and IFRS 10, Consolidated Financial Statements, respectively.
For the three-month period ended March 31, 2023, the difference between net income and FFO is predominantly due to depreciation and amortization, FFO contribution from investments in associates and joint ventures, and FFO attributable to non-controlling interests. Depreciation and amortization for the three-month period increased from the prior year due to recent acquisitions, full year of contributions from acquisitions made in the prior year, higher asset values following our annual revaluation process and capital expenditures made during the year. FFO attributable to non-controlling interests increased from the prior year as contributions from acquisitions and organic growth more than offset the impact of dispositions. FFO contribution from investments in associates and joint ventures increased from the prior year mainly as a result of contribution from recently acquired businesses.
The difference between net income and AFFO is due to the aforementioned items, in addition to maintenance capital expenditures of $94 million for the three-month period ended March 31, 2023 (2022: $69 million).
Q1 2023 INTERIM REPORT 55

The following table reconciles net income, the most directly comparable IFRS measure, to Adjusted EBITDA, a non-IFRS measure:

	For the three-month period ended March 31
US$ MILLIONS	2023	2022
Net income	$143	$294
Add back or deduct the following:
Depreciation and amortization expense	645	544
Interest expense	568	409
Share of earnings from investments in associates and joint ventures(1)	(103)	(54)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	342	286
Income tax expense	89	138
Mark-to-market losses	94	54
Other expense (income)	95	(57)
Adjusted EBITDA attributable to non-controlling interests(2)	(1,011)	(909)
Adjusted EBITDA	$862	$705
1.Adjusted EBITDA contributions from investments in associates and joint ventures correspond to the adjusted EBITDA attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method. Along with the removal or add back of share of (earnings) losses from investments in associates and joint ventures, these adjustments have the combined effect of excluding the impact of balances included in our definition of Adjusted EBITDA recorded within our investments in associates and joint ventures.
2.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries.
All reconciling amounts presented above are taken directly from our partnership’s consolidated financial statements, and in the case of “Adjusted EBITDA contributions from investments in associates and joint ventures” and “Adjusted EBITDA attributable to non-controlling interests”, our partnership’s share of Adjusted EBITDA relating thereto are derived using the accounting policies consistent with those applied in our partnership’s consolidated financial statements. Adjusted EBITDA for these items is calculated on the same basis as consolidated entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating our partnership’s share of equity accounted income and the corresponding elimination of non-controlling interests in accordance with IAS 28, Investments in Associates and Joint Ventures and IFRS 10, Consolidated Financial Statements, respectively.
For the three-month period ended March 31, 2023, the difference between net income and Adjusted EBITDA is predominantly due to depreciation and amortization, interest expense, Adjusted EBITDA contributions from investments in associates and joint ventures, and Adjusted EBITDA attributable to non-controlling interests. Depreciation and amortization for the three-month comparative period increased from the prior year due to recent acquisitions, full year of contributions from acquisitions made in the prior year, higher asset values following our annual revaluation process and capital expenditures made during the year. Interest expense increased from the prior year due to additional borrowings associated with businesses acquired during the year. Adjusted EBITDA contributions from investments in associates and joint ventures increased from the prior year as a result of the acquisition of a European telecom tower operation this year and a full year of contributions from our Australian regulated utility operation, Australian smart meters business and Australian data distribution business. Adjusted EBITDA attributable to non-controlling interests increased from the prior year predominantly due to recent acquisitions and organic growth which were partially offset by the impact of dispositions.
56 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Net income per limited partnership unit is the most directly comparable IFRS measure for per unit FFO. The following table reconciles net income per limited partnership unit, the most directly comparable IFRS measure, to FFO per unit, a non-IFRS financial metric:

	For the three-month period ended March 31
US$ MILLIONS, EXCEPT PER UNIT AMOUNTS(1)	2023	2022
Net income per limited partnership unit(1)	$(0.07)	$(0.01)
Add back or deduct the following:
Depreciation and amortization expense	0.45	0.42
Deferred income taxes	—	0.01
Mark-to-market and other(2)	0.34	0.22
Per unit FFO(3)	$0.72	$0.64
1.Average number of limited partnership units outstanding on a time weighted basis for the three-month period ended March 31, 2023 was 458.4 million (2022: 457.9 million).
2.Refer to the reconciliation of net income to FFO above for a description of balances included within other.
3.Average units outstanding on a time weighted basis during the three-month period ended March 31, 2023 was 771.4 million (2022: 771.1 million).
The following reconciles partnership capital, the most directly comparable IFRS measure, to Invested Capital, a non-IFRS financial metric:

	As of
US$ MILLIONS	March 31, 2023	December 31, 2022
Partnership Capital	$28,312	$25,554
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(18,522)	(15,320)
Deficit	3,775	3,422
Accumulated other comprehensive income	(720)	(817)
Ownership changes and other	(558)	(558)
Invested Capital	$12,287	$12,281
Invested capital increased as a result of the issuance of $6 million of limited partnership units during the three-month period ended March 31, 2023.
The following table presents the change in Invested Capital during the three-month period ended March 31, 2023 and 2022:

	For the three-month period ended March 31
US$ MILLIONS	2023	2022
Opening balance	$12,281	$12,195
Net redemption of preferred units	—	(220)
Issuance of perpetual subordinated notes	—	293
Issuance of limited partnership units	6	4
Ending balance	$12,287	$12,272
Weighted Average Invested Capital(1)	$12,279	$12,251
1.For the purposes of calculating Weighted Average Invested Capital for the three-month period ended March 31, 2022, redemption of preferred units and issuance of perpetual subordinated notes of $220 million and $293 million, respectively, were assumed to have been completed concurrently in January 2022.
Q1 2023 INTERIM REPORT 57

We measure return on Invested Capital as AFFO, less estimated returns of capital on operations that are not perpetual in nature, divided by the weighted average Invested Capital for the period. Our partnership completes our estimate of returns of capital by reviewing the cash flow profile over the economic useful life of limited life businesses as underwritten, and estimating the percentage of cash flows generated in a given year. This percentage is then applied to our Invested Capital to determine how much capital we believe was returned in the current year.
AFFO is defined as FFO less maintenance capital expenditures. AFFO for the three-month period ended March 31, 2023 was $460 million (2022: $424 million). Estimated returns of capital for the three-month period ended March 31, 2023 was $30 million (2022: $36 million).
Our partnership has met its investment return objectives for the three-month period ended March 31, 2023 with returns on Invested Capital of 14% (2022: 13%).
Reconciliation of Segment Adjusted EBITDA
Adjusted EBITDA for each of our operating segments is presented based on our partnership’s share of results in operations accounted for using consolidation and the equity method whereby we either control or exercise significant influence over the investment respectively, in order to demonstrate the impact of key value drivers of each of these operating segments on our overall performance. As a result, interest, depreciation and amortization, income taxes, the impact of mark-to-market losses (gains) and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items include our partnership’s share of earnings from investments in associates and joint ventures attributable to each of the above-noted items, and exclude the share of (losses) earnings of consolidated investments not held by the partnership apportioned to each of the above-noted items.
The following tables reconcile each segment’s Adjusted EBITDA to consolidated segment net income in accordance with IFRS:

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Consolidated segment net income (loss)	$231	$116	$32	$(36)	$(200)	$143

Add back or deduct the following:
Depreciation and amortization	207	137	189	112	—	645
Interest expense	192	84	135	111	46	568
Share of earnings from investments in associates and joint ventures(1)	(2)	(69)	(30)	(7)	5	(103)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	44	166	66	66	—	342
Income tax expense (recovery)	98	(10)	(23)	5	19	89
Mark-to-market (gains) losses	(15)	(3)	54	15	43	94
Other expenses (income)	64	34	3	10	(16)	95
Adjusted EBITDA attributable to non-controlling interests(2)	(505)	(183)	(154)	(169)	—	(1,011)
Adjusted EBITDA	$314	$272	$272	$107	$(103)	$862
58 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Consolidated segment net income	$307	$74	$82	$(9)	$(160)	$294

Add back or deduct the following:
Depreciation and amortization	137	144	152	111	—	544
Interest expense	130	77	69	108	25	409
Share of (earnings) losses from investments in associates and joint ventures(1)	(6)	(22)	(19)	(8)	1	(54)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	24	155	61	46	—	286
Income tax expense (recovery)	135	(8)	4	4	3	138
Mark-to-market (gains) losses	(7)	(9)	32	23	15	54
Other (income) expenses	(83)	38	16	(23)	(5)	(57)
Adjusted EBITDA attributable to non-controlling interests(2)	(383)	(194)	(163)	(169)	—	(909)
Adjusted EBITDA	$254	$255	$234	$83	$(121)	$705
1.Adjusted EBITDA contributions from investments in associates and joint ventures correspond to the adjusted EBITDA attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method. Along with the removal or add back of share of (earnings) losses from investments in associates and joint ventures, these adjustments have the combined effect of excluding the impact of balances included in our definition of Adjusted EBITDA recorded within our investments in associates and joint ventures.
2.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries.
Q1 2023 INTERIM REPORT 59

CAPITAL RESOURCES AND LIQUIDITY
The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low-cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain our distribution to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if necessary. In certain instances, subsidiaries may be subject to limitations on their ability to declare and pay dividends to our partnership. However, no significant limitations existed at March 31, 2023 and December 31, 2022.
Our group-wide liquidity at March 31, 2023, consisted of the following:

	As of
US$ MILLIONS	March 31, 2023	December 31, 2022
Corporate cash and financial assets	$792	$891
Committed corporate credit facility	2,100	2,100
Subordinate corporate credit facility	1,000	1,000
Draws under corporate credit facility	(742)	(96)
Commitments under corporate credit facility	(11)	(12)
Commercial paper	(716)	(464)
Partnership’s share of cash retained in businesses	645	718
Partnership’s share of availability under subsidiary credit facilities	1,132	950
Group-wide liquidity	$4,200	$5,087
We believe that group-wide liquidity is sufficient to meet Brookfield Infrastructure’s present requirements. We finished the quarter with group-wide liquidity of $4.2 billion, a decrease over our liquidity position as at December 31, 2022, primarily due to approximately $1.2 billion deployed to acquire a North American and European residential decarbonization infrastructure business.
We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations.
On a consolidated basis as of March 31, 2023, scheduled principal repayments over the next five years are as follows:

		For the one-year period ended March 31
US$ MILLIONS	Average Term (years)	2024	2025	2026	2027	2028	Beyond	Total
Corporate borrowings(1)	11	$519	$—	$—	$333	$518	$1,766	$3,136
Non-recourse borrowings	6	3,626	3,662	3,328	5,394	3,712	10,732	30,454
1.Corporate borrowings and the average term to maturity are presented on an adjusted basis to exclude draws on our corporate credit facility, commercial paper issuances and deferred financing costs and other. Refer to Note 11, Borrowings, for further details.
Debt attributable to the partnership (see definition of debt attributable to the partnership below), a non-IFRS measure we use to assess our liquidity, can be reconciled to consolidated debt as follows:

	As of
US$ MILLIONS	March 31, 2023	December 31, 2022
Consolidated debt	$34,817	$30,233
Add: partnership’s share of debt of investments in associates:
Utilities	1,170	1,163
Transport	3,384	3,406
Midstream	706	716
Data	1,962	1,327
Add: partnership’s share of debt directly associated with assets held for sale	149	150
Less: borrowings attributable to non-controlling interest	(17,954)	(15,834)
Premium on debt and cross currency swaps	(302)	(364)
Debt attributable to the partnership	$23,932	$20,797
60 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Net debt, a non-IFRS liquidity measure used to assess debt attributable to partnership net of the partnership’s share of cash and cash equivalents, is as follows:

	As of
US$ MILLIONS	March 31, 2023	December 31, 2022
Debt attributable to the partnership
Utilities	$5,384	$4,689
Transport	5,331	5,204
Midstream	5,706	5,108
Data	2,940	2,130
Corporate	4,571	3,666
Total debt attributable to the partnership	$23,932	$20,797
Partnership’s share of cash retained in businesses(1)
Utilities	$209	$182
Transport	269	322
Midstream	60	43
Data	107	171
Corporate(2)	792	891
Total partnership’s share of cash retained in businesses	$1,437	$1,609
Net debt
Utilities	$5,175	$4,507
Transport	5,062	4,882
Midstream	5,646	5,065
Data	2,833	1,959
Corporate	3,779	2,775
Total net debt	$22,495	$19,188
1.The partnership’s share of cash retained in the businesses includes $338 million of cash and cash equivalents attributable to the partnership held by its investments in associates and joint ventures accounted for using the equity method and excludes $416 million of amounts attributable to non-controlling interests based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries.
2.The partnership’s share of cash retained in corporate includes corporate financial assets.

Q1 2023 INTERIM REPORT 61

As of March 31, 2023, our partnership’s share of scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2023	2024	2025	2026	2027	Beyond	Total
Recourse borrowings
Corporate borrowings(1)	11	$—	$519	$—	$—	$333	$2,284	$3,136
Total recourse borrowings	11	—	519	—	—	333	2,284	3,136
Non-recourse borrowings(2)
Utilities
Commercial & Residential Distribution	8	248	436	558	283	208	1,581	3,314
Regulated Transmission	7	49	349	191	198	251	1,032	2,070
	8	297	785	749	481	459	2,613	5,384

Transport
Diversified Terminals	6	31	306	151	119	613	1,428	2,648
Rail	5	39	324	186	399	4	560	1,512
Toll Roads	8	101	126	153	133	126	532	1,171
	6	171	756	490	651	743	2,520	5,331

Midstream(3)	6	242	433	377	833	1,424	2,397	5,706

Data
Data Transmission & Distribution	6	31	224	257	291	149	1,235	2,187
Data Storage	4	8	4	199	65	291	186	753
	6	39	228	456	356	440	1,421	2,940

Total non-recourse borrowings(2),(4)	6	749	2,202	2,072	2,321	3,066	8,951	19,361
Total borrowings(5)	7	$749	$2,721	$2,072	$2,321	$3,399	$11,235	$22,497
Percentage of total borrowings		3%	12%	9%	10%	15%	51%	100%
1.Corporate borrowings and the average term to maturity are presented on an adjusted basis to exclude draws on our corporate credit facility, commercial paper issuances and deferred financing costs and other. Refer to Note 11, Borrowings, for further details. The calculation of net debt in the table above excludes these adjustments.
2.Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.
3.Commercial paper obligations at our Canadian diversified midstream operations are fully backstopped by their credit facility, and have been presented in the table above in accordance with its related maturity.
4.As of March 31, 2023, approximately $79 million of debt attributable to the partnership was in breach of asset-level financial covenants. This equates to less than 1% of total debt attributable to the partnership. We anticipate being able to refinance or obtain waivers from our financial institutions and accordingly presented the debt in the contractually obligated year of maturity.
5.As of March 31, 2023, approximately 42% has been issued as floating rate debt. Brookfield Infrastructure and its subsidiaries have entered into interest rate swaps whereby the floating rate debt has been converted to fixed rate debt, effectively reducing floating rate debt maturities to approximately 24% of our total borrowings. Excluding working capital and capital expenditure facilities, floating rate debt maturities are approximately 19% of our total borrowings, inclusive of the impact of interest rate swaps.

Debt attributable to the partnership has an average term of six years. Our partnership’s share of net debt-to-capitalization ratio, defined as our partnership’s share of net debt divided by the sum of our partnership’s share of net debt and invested capital, as of March 31, 2023 was 65%. The weighted average cash interest rate is 5.8% for the overall business (March 31, 2022: 4.6%), in which our utilities, transport, midstream, data, and corporate segments were 6.4%, 6.5%, 5.4%, 5.3% and 4.9%, respectively (March 31, 2022: 5.9%, 5.1%, 4.0%, and 4.2%, and 3.0%).
We define “debt attributable to the partnership,” which is a non-IFRS measure, as our partnership’s share of borrowing obligations relating to our investments in various portfolio businesses. Net debt is debt attributable to the partnership, net of the partnership’s share of cash and cash equivalents. Our partnership’s share of cash and cash equivalents is calculated as cash and cash equivalent as reported under IFRS, plus our share of cash and cash equivalents held by investments in associates and joint ventures, less the amounts attributable to non-controlling interests.
62 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Debt attributable to the partnership and net debt are not, and are not intended to be, presented in accordance with IFRS. We believe our presentation, when read in conjunction with our partnership’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how our operations are performing and capital is being managed. The presentation of debt attributable to the partnership and net debt has limitations as an analytical tool, including the following:
•Debt attributable to the partnership and net debt amounts do not represent our consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, our partnership may determine, in our discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate proportionate Adjusted EBITDA for all of our portfolio investments and aggregate debt attributable to the partnership for all of our portfolio investments; and
•Other companies may calculate debt attributable to the partnership and net debt differently than we do.
Debt attributable to the partnership and net debt are presented to assist investors in understanding the capital structure of our underlying investments that are consolidated in our financial statements but are not wholly-owned. When used in conjunction with Adjusted EBITDA, both metrics are expected to provide useful information as to how the partnership has financed its businesses at the asset-level and provides a view into our return on capital that we invest at a given degree of leverage. Further, the partnership participates in arrangements such as joint ventures or consortiums which provide it with access to partners with local strategic expertise and substantial amounts of capital. When investing in such arrangements, which are not consolidated for financial statement purposes, the partnership nevertheless maintains joint control or significant influence over the business, and is therefore, not a passive investor. We structure governance arrangements to require each of our businesses to distribute all available cash (which is generally defined as cash on hand less any amounts reserved for committed growth projects as approved by the investment’s Board of Directors), ensuring that any decision to not distribute all available cash flow requires our express consent. Consequently, the partnership has access to operating cash flows generated by all of our businesses, including joint ventures and any other non-consolidated investments.
Q1 2023 INTERIM REPORT 63

SUPPLEMENTAL FINANCIAL INFORMATION
The information below is being provided pursuant to Rule 13-01 of Regulation S-X in respect of debt securities issued by Brookfield Infrastructure Finance ULC (“Alberta Finco”) and BIP Bermuda Holdings I Limited (“Bermuda Holdco”), which are fully and unconditionally guaranteed by our partnership. In addition, Holding LP, Bermuda Holdco (in the case of debt securities issued by Alberta Finco), Alberta Finco (in the case of debt securities issued by Bermuda Holdco), Brookfield Infrastructure Holdings (Canada) Inc. (“Can Holdco”), Brookfield Infrastructure US Holdings I Corporation (“US Holdco”) and BIPC Holdings Inc. (“BIPC Holdings”, and together with our partnership, Holding LP, Alberta Finco (in the case of debt securities issued by Bermuda Holdco) and Bermuda Holdco (in the case of debt securities issued by Alberta Finco), Can Holdco, and US Holdco, the “Guarantors”) have also guaranteed the payment of principal, premium (if any), interest and certain other amounts under senior or subordinated debt securities issued by Alberta Finco and Bermuda Holdco, as applicable.
The following tables present summarized financial information for the following:
•Alberta Finco and Bermuda Holdco (together, the “Fincos”); and
•the Guarantors (including our partnership).
For purposes of the tables below, “Fincos and Guarantors” refers to each of the entities identified above, without duplication.

	Statement of Operating Results
For the three-month period ended March 31, 2023 US$ MILLIONS	Finco and Guarantors	Transactions with non-Guarantor subsidiaries	Transactions with other related parties
Revenues(1)	$—	$—	$—
Gross profit	—	—	—
Other income(2)	359	359	—
Net income	219	356	(74)
For the twelve-month period ended December 31, 2022
Revenues(1)	$—	$—	$—
Gross profit	—	—	—
Other income(2)	4,749	4,746	—
Net income	4,215	4,708	(318)
1.Total revenues of our Partnership and its controlled subsidiaries were $4,218 million and $14,427 million for the three-month period ended March 31, 2023 and year ended December 31, 2022, respectively.
2.Other income includes dividend and interest income.

	Statement of Financial Position
As of March 31, 2023 US$ MILLIONS	Finco and Guarantors	Amounts due from/payable to non-Guarantor subsidiaries	Amounts due from/payable to other related parties
Current assets	$817	$790	$—
Total assets(1)	2,018	1,990	—
Current liabilities	6,061	4,553	81
Total liabilities	9,571	4,924	101

As of December 31, 2022
Current assets	$736	$721	$—
Total assets(1)	1,991	1,975	—
Current liabilities	4,933	4,266	91
Total liabilities	8,418	4,617	111
1.Total assets of our partnership and its controlled subsidiaries were $81,925 million and $72,969 million as of March 31, 2023 and December 31, 2022, respectively.
64 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Alberta Finco
Alberta Finco is an indirect wholly-owned subsidiary of our partnership incorporated under the Business Corporations Act (Alberta) on May 22, 2012. In May 2021, Alberta Finco issued $250 million of Subordinated Notes due 2081 at a fixed rate of 5.000% per annum (the “Alberta Finco Notes”), which will mature on May 24, 2081. The Alberta Finco Notes were issued pursuant to the first supplemental indenture, dated as of May 24, 2021, to the indenture, as of May 24, 2021 by and among Alberta Finco, our partnership, the other Guarantors (other than Alberta Finco) and Computershare Trust Company, N.A. and Computershare Trust Company of Canada, as trustees (as supplemented by the first supplemental indenture, the “Alberta Finco Indenture”). The Alberta Finco Notes permit the deferral of interest at the discretion of Alberta Finco; however, if Alberta Finco has deferred interest then under the terms of the Alberta Finco Indenture, our partnership is restricted on paying distributions on or redeeming, purchasing or otherwise retiring any of our units or preferred units, and from paying interest on certain indebtedness. The Alberta Finco Notes are redeemable at Alberta Finco’s option on or after May 24, 2026. The Alberta Finco Notes are also redeemable in connection with certain ratings and tax events. A portion of the proceeds of the Alberta Finco Notes was used to redeem our Series 5 Preferred Units on September 30, 2021, and the remainder for general corporate purposes. The Alberta Finco Notes are fully and unconditionally guaranteed by our partnership and are also guaranteed by the other Guarantors (other than Alberta Finco). The Alberta Finco Notes, including any accrued and unpaid interest thereon, will be exchanged automatically, without the consent or action of the holders thereof, into Class A Preferred Units, Series 15, upon the occurrence of certain bankruptcy-related events.
Bermuda Holdco
Bermuda Holdco is an indirect wholly-owned subsidiary of our partnership incorporated under the Companies Act 1981 of Bermuda on November 9, 2007. In January 2022, Bermuda Holdco issued $300 million of perpetual subordinated notes at a fixed rate of 5.125% per annum (the “Perpetual Subordinated Notes”). The Perpetual Subordinated Notes were issued pursuant to the first supplemental indenture, dated as of January 21, 2022, to the indenture, as of January 21, 2022, by and among Bermuda Holdco, our partnership, the other Guarantors (other than Bermuda Holdco) and Computershare Trust Company, N.A. and Computershare Trust Company of Canada, as trustees (as supplemented by the first supplemental indenture, the “Bermuda Holdco Indenture”). The Perpetual Subordinated Notes permit the deferral of interest at the discretion of Bermuda Holdco; however, if Bermuda Holdco has deferred interest then under the terms of the Bermuda Holdco Indenture, then (i) any such deferred interest shall become due and payable on the date Bermuda Holdco declares any distributions on any of Bermuda Holdco’s common shares or preferred shares and (ii) our partnership is restricted on paying distributions on or redeeming, purchasing or otherwise retiring any of our units or preferred units, and from paying interest on certain indebtedness. The Perpetual Subordinated Notes are redeemable at Bermuda Holdco’s option on or after January 21, 2027. The Perpetual Subordinated Notes are also redeemable in connection with certain ratings and tax events. A portion of the proceeds of the Perpetual Subordinated Notes was used to redeem our Series 7 Preferred Units on March 31, 2022, and the remainder for working capital purposes. The Perpetual Subordinated Notes are fully and unconditionally guaranteed by our partnership and are also guaranteed by the other Guarantors (other than Bermuda Holdco).
CAPITAL MANAGEMENT
Our partnership’s approach to capital management is focused on maximizing returns to unitholders and ensuring capital is deployed in a manner consistent with achieving our investment return objectives.
We define Invested Capital as partnership capital removing the impact of the following items: non-controlling interest in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15% annually over the long term. We measure return on Invested Capital as Adjusted Funds from Operations (“AFFO”), less estimated returns of capital on operations that are not perpetual in nature, divided by the weighted average Invested Capital for the period. Our partnership completes our estimate of returns of capital by reviewing the cash flow profile over the economic useful life of limited life businesses as underwritten, and estimating the percentage of cash flows generated in a given year. This percentage is then applied to our invested capital to determine how much capital we believe was returned in the current year.
Weighted average Invested Capital for the three-month period ended March 31, 2023 were $12,279 million. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for more details.
Q1 2023 INTERIM REPORT 65

CONTRACTUAL OBLIGATIONS
The table below outlines Brookfield Infrastructure’s contractual obligations as at March 31, 2023:

	Payments due by period
US$ MILLIONS	Less than 1 year	1-2 years	3-5 years	5+ years	Total contractual cash flows
Accounts payable and other liabilities	$3,790	$38	$14	$193	$4,035
Corporate borrowings(1)	1,235	—	1,075	2,284	4,594
Non-recourse borrowings	3,626	3,662	12,434	10,733	30,455
Financial liabilities	362	53	99	1,573	2,087
Lease liabilities	465	428	1,132	2,546	4,571
Interest expense:
Corporate borrowings(2)	177	160	426	1,100	1,863
Non-recourse borrowings	1,714	1,511	3,401	3,443	10,069
1.Corporate borrowings excludes deferred financing costs and other. Refer to Note 11, Borrowings, for further details.
2.Interest expense on corporate borrowings include undiscounted interest obligations on $250 million of subordinated notes maturing May 24, 2081, with a coupon of 5.00% per annum.

In addition, pursuant to the Master Services Agreement, on a quarterly basis we pay a base management fee to Brookfield equal to 0.3125% (1.25% annually) of the market value of our partnership plus net recourse debt. This fee is estimated to be approximately $400 million per year based on the March 31, 2023 market capitalization of our partnership plus preferred units and recourse corporate net debt.
An integral part of our partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private infrastructure funds that target acquisitions that suit Brookfield Infrastructure’s profile. In the normal course of business, our partnership has made commitments to Brookfield-sponsored private infrastructure funds to participate in these target acquisitions in the future, if and when identified.
FINANCIAL INSTRUMENTS
Foreign Currency Hedging Strategy
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies. The following key principles form the basis of our foreign currency hedging strategy:
•We leverage any natural hedges that may exist within our operations
•We utilize local currency debt financing to the extent possible
•We may utilize derivative contracts to the extent that natural hedges are insufficient
The table below presents our hedged position in foreign currencies as of March 31, 2023. The adjusted equity investment balances reflect the book value of our assets as of March 31, 2023 which contains certain limitations when evaluating our hedge exposure. Most importantly, all intangible assets and growth opportunities are not eligible for revaluation. As such, our book values are lower than fair value which is evident in the below table.

	Foreign Currency Hedges
US$ MILLIONS	USD(1)	AUD	NZD	GBP	BRL	CAD(2)	EUR	PEN	INR	Other
Gross Equity Investments – US$	$3,807	$2,174	$55	$2,190	$1,278	$1,223	$1,482	$122	$490	$73
Corporate Items – US$(3)	(3,032)	—	—	—	—	—	—	—	—	—
Equity Investment – US$	775	2,174	55	2,190	1,278	1,223	1,482	122	490	73
FX contracts – US$	4,859	(1,176)	(55)	(778)	—	(1,222)	(1,474)	(9)	(145)	—
Net unhedged	$5,634	$998	$—	$1,412	$1,278	$1	$8	$113	$345	$73
% of equity investment hedged	N/A	54%	100%	36%	—%	100%	99%	7%	30%	—%
1.USD net equity investment excludes $389 million of preferred units and $293 million of perpetual subordinated notes.
2.CAD net equity investment excludes $601 million of preferred units and preferred shares.
3.Includes medium-term notes, subordinated notes, commercial paper issuances, the deposit from our parent and working capital at the corporate level.
At March 31, 2023, 57% of our net equity investment is U.S. dollar functional. For the three-month period ended March 31, 2023, we recorded losses in comprehensive income of $9 million (March 31, 2022: $37 million) related to foreign exchange contracts.
66 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CAPITAL REINVESTMENT
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to the partnership. This strategy also underpins our investment grade profile.
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, the partnership has approximately $2 billion of committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.
From a treasury management perspective, the partnership manages its cash reserves with a view of minimizing foreign exchange and administrative costs, as well as enhancing our ability to secure asset level debt financing. While capital is primarily raised at the corporate level to fund the equity component of organic growth capital expenditures, actual funding of projects may be executed by injecting cash into subsidiaries or utilizing operating cash flow generated and retained by the business. Importantly, the physical movement of cash has no relevance on Brookfield Infrastructure’s ability to fund capital expenditures or make distributions.
DISTRIBUTION POLICY

Our distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. Our partnership’s objective is to pay a distribution that is sustainable on a long-term basis. Our partnership has set its target payout ratio at 60-70% of FFO. In sizing what we believe to be a conservative payout ratio, we typically retain approximately 15%-20% of FFO to fund the equity component of recurring growth capital expenditures.

The following table presents the partnership’s payout ratios:

	For the three-month period ended March 31
US$ MILLIONS	2023	2022
Net income attributable to the partnership(1)	$23	$70
Funds from Operations (FFO)	554	493
Adjusted Funds from Operations (AFFO)	460	424
Distributions(2)	376	357
FFO payout ratio(3)	68%	72%
AFFO payout ratio(4)	82%	84%
1.Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC exchangeable LP units and non-controlling interests - BIPC exchangeable shares.
2.Includes partnership distributions, partnership preferred distributions, and perpetual subordinated note distributions.
3.FFO payout ratio is defined as distributions (inclusive of GP incentive, preferred unit distributions, and interest on perpetual notes classified as equity) divided by FFO.
4.AFFO payout ratio is defined as distributions (inclusive of GP incentive, preferred unit distributions, and interest on perpetual notes classified as equity) divided by AFFO.
The partnership’s annual distribution is reviewed with the Board of Directors in the first quarter of each year considering the following:
i) The results from the prior year as well as the budget for the upcoming year and the five-year business plan based on the partnership’s share of Funds from Operations generated by our assets;
ii) The partnership’s group-wide liquidity and its ability to fund committed capital investments.
Q1 2023 INTERIM REPORT 67

CAPITAL EXPENDITURES
Due to the capital-intensive nature of our partnership’s asset base, ongoing capital investment is required for additions and enhancements, life-cycle maintenance and repair of plant and equipment related to our operations. Our partnership reviews all capital expenditures and classifies them in one of the following two categories:
i)Growth capital expenditures: capital outlays underpinned by incremental revenues that will enhance our partnership’s returns. These projects are eligible for inclusion in the rate base of our utilities segment, or they are meant to add capacity to further expand our existing infrastructure networks in our transport, midstream and data operations;
ii)Maintenance capital expenditures: required capital outlays to maintain the current operating state and reliability of the system while ensuring regulatory and safety requirements are upheld.
We manage separate review and approval processes for each of the two categories of capital expenditures. Growth capital expenditures are underwritten in isolation and must meet our partnership’s target after-tax equity return threshold of 12-15%. Projects that meet these return targets are presented to the Capital Expenditure Committee which comprises senior personnel of the General Partner of our partnership. The committee reviews proposed project plans considering the target returns and funding plans, in addition to analyzing the various execution risks associated with these projects. Once a project receives approval from the Capital Expenditure Committee, it is generally added to the backlog.
Maintenance capital expenditures follow a different, though equally robust process, as failure to make necessary investment to maintain our operations could impair the ability of our businesses to serve our customer base or continue existing operations. Firstly, the operations teams involved with a particular business performs a detailed review of all planned and proposed maintenance capital expenditures during the annual budgeting process. These plans are reviewed in the context of the business’ maintenance capital approach that is agreed upon with our partnership at the time of acquisition and take into account drivers of performance that include public and worker health and safety, environmental and regulatory compliance, system reliability and integrity. Maintenance capital projects that receive approval at the asset level are then presented to our partnership’s corporate asset management teams that are responsible for overseeing our partnership’s operations, and have ample experience in managing utilities, transport, midstream and data assets. Through an iterative process with the companies’ senior operating executives, the plan is refined through a comprehensive review including prioritization of non-discretionary projects and comparisons to industry benchmarks. Once agreed, maintenance capital expenditure plans are approved and form part of the annual and five-year business plans that are presented to our partnership’s senior executive team. Once approved, these maintenance plans are executed in the following year and performance relative to these plans is closely monitored by both the operations and asset management teams.
In addition to the various levels of internal reviews, our partnership engages a reputable, globally recognized engineering services firm annually to perform an independent review of its overall approach to maintenance capital expenditures and detailed capital program. Each year the engineering services firm will review a portion of the portfolio, covering all assets on a rotating basis. For each asset under review in a given year, the engineering services firm will review the historical and forecasted spend against industry standards, regulatory requirements or other benchmarking data, and determine the reasonableness of the maintenance capex program based on the nature of the business and the age and condition of the assets. We have also engaged an accounting firm to review the findings of the report provided by the engineering services firm and to assess the control activities related to our process for compiling the annual sustaining maintenance capital expenditure ranges by segment. The results from the engagements confirm that our stated ranges of annual sustaining maintenance capital expenditures are reasonable and in-line with industry standard for assets of a similar nature.
The following table presents the components of growth capital expenditures by operating segment:

	For the three-month period ended March 31
US$ MILLIONS	2023	2022
Growth capital expenditures by segment
Utilities	$134	$112
Transport	63	55
Midstream	25	80
Data	181	63
	$403	$310
68 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Growth capital expenditures for the three-month period ended March 31, 2023 were $403 million, an increase from $310 million during the same period in 2022. Growth capital expenditures increased at our utilities segment from the acquisition HomeServe, a residential decarbonization infrastructure business operating in North America and Europe, and two Australian utilities in 2022. Growth capital expenditures in our data segment increased from our partnership to build two semiconductor foundries in the United States. This was partially offset by decrease capital spend at our midstream segment following the commissioning of the Heartland petrochemical complex in Q4 2022.
The following table presents the components of maintenance capital expenditures by operating segment:

			Actual Capex
	Annual Ongoing Estimated Maintenance Capex		For the three-month period ended March 31
US$ MILLIONS	Low	High	2023	2022
Maintenance capital expenditures by segment
Utilities	$50	$60	$18	$9
Transport	165	175	40	37
Midstream	125	140	25	14
Data	40	45	11	9
	$380	$420	$94	$69
Maintenance capital expenditures for the three-month period ended March 31, 2023 were $94 million, a $25 million increase from the same period in 2022. We estimate annual maintenance capital expenditures to be $50-60 million, $165-175 million, $125-140 million, and $40-45 million for our utilities, transport, midstream, and data segments, respectively, for a total range between $380-420 million. Maintenance capital expenditures increased in our utilities segment from the acquisition of HomeServe, a residential decarbonization infrastructure business operating in North America and Europe and in our midstream segment due to timing. As at March 31, 2023, our maintenance capital expenditures were in line with our estimated range. Our partnership leverages industry data and benchmarks provided by a global engineering services firm to determine the appropriate maintenance capital ranges as disclosed above.
DEPRECIATION, AMORTIZATION AND RETURN OF CAPITAL ESTIMATES
When determining the fair value, useful life and residual value of essential, long-life infrastructure investments, certain judgments and estimates are used. As a result, our partnership’s depreciation and amortization is not directly comparable to the level of capital required to maintain the structural integrity and safety of our physical assets and their operating cash flow profile. There are three distinct limitations with using our partnership’s accounting depreciation as a proxy for annual maintenance capital requirements which are as follows:
i)The partnership has elected to revalue property, plant and equipment (“PP&E”) annually under IFRS. Each year we assess the fair value of our PP&E by reviewing the discounted cash flows that we expect to receive from the underlying business. The revaluation gains we have recorded reflect our ability to increase the cash flows generated from these businesses, the reinvestment of cash flows into both maintenance capital and accretive organic growth projects, and the increasing institutional demand for de-risked mature investments. While revaluation gains correspond to increasing values for our shareholders, they also lead to higher depreciation expense as we amortize a higher asset valuation over the same useful life estimate. However, this increase in reported depreciation often does not correspond to an increase in the cost to maintain the physical asset base. We estimate that revaluation gains alone result in an increase in our reported depreciation by almost 25% over the last three years.
ii)Due to the nature of our investments, historically, a significant portion of purchase price allocations was ascribed to PP&E. This allocation has a similar effect to the revaluation approach in that it increases depreciation expense during our ownership period. A recent example of this would be our acquisition of the leading independent telecom tower operator in France. The business generates stable, inflation-linked cash flows underpinned by long-term contracts with its customers. For the purposes of the purchase price allocation, we used an internal discounted cash flow model to allocate the consideration paid to PP&E (the physical towers) and intangible assets (the long-term customer relationships with our tenants). This business had limited goodwill ascribed to it and therefore resulted in a carrying value of PP&E far in excess of the seller’s previously depreciated cost base. As a result, the annual depreciation expense that we recognize is significantly higher than would have been recognized by the seller. Similar to the first point, the cash flow expected to be generated from the investment results in a premium to the physical replacement cost which further expands the disconnect between accounting depreciation and the true cost to maintain these assets. Today, we estimate that almost 30% of our partnership’s share of depreciation and amortization expense is the result of the method of allocating the initial purchase price allocation primarily to depreciable asset classes.
Q1 2023 INTERIM REPORT 69

iii)Depreciation over accounting useful life is not always reflective of annual maintenance expenditures as many of our infrastructure assets have very minimal maintenance requirements. An illustrative example of this is our U.K. regulated distribution business, the largest independent ‘last mile’ gas and electricity connection provider in the country with over two million multi-utility connections in place today. Under our adopted accounting standards, IFRS, we are required to depreciate the network over a period of up to 60 years. However, our network assets, which consist primarily of nearly indestructible pipes installed several feet underground, require minimal on-going maintenance.
Some of our utility and transport investments are owned and operated under concessions which can further cause depreciation and amortization to exceed maintenance requirements. Essential infrastructure assets are often owned through arrangements which grant the concessionaire the right to operate the investment for a specified period of time. This is common in certain asset classes, such as toll roads, where the assets revert to the regulator at the end of the specified time period. Our partnership’s largest concession-based investments are in our toll road businesses. These concessions are for a subset of the asset’s useful life, and therefore annual maintenance capital during a concession term may be less than required over its full useful life (for example, toll roads in North and South America could last up to 100 years, however concession periods can range between 20-40 years).
Different from the many perpetual franchises we own, cash flow streams over an investment period of concession arrangements will include the return of capital invested. As such, we believe investors should understand the portion of our cash flows that we estimate are a return of capital. Our partnership completes our estimate of returns of capital by reviewing the cash flow profile over the economic useful life of limited life businesses as underwritten, and estimating the percentage of cash flows generated in a given year. This percentage is then applied to our invested capital to determine how much capital we believe was returned in the current year.
The following table summarizes the return of capital estimates for the three-month period ended March 31, 2023 and March 31, 2022:

	For the three-month period ended March 31
US$ MILLIONS	2023	2022
Return of capital(1)	$(30)	$(36)
1.Refer to the “Reconciliation of Non-IFRS Financial Measures” for additional information. Return of capital is used in the calculation of return on Invested Capital, a non-IFRS financial measure.
Although helpful in the context of understanding the operating performance of our business, we believe reducing our operating cash flows by return of capital to develop an alternative estimate of the long-term cash flow generating abilities of our partnership is not appropriate. Such an estimate would not take into account changes in the value of the business as a result of our strategic initiatives. When acquiring these concession rights, we focus on surrounding these assets with an experienced management team and a platform for growth. As concession agreements are transferable, we plan on monetizing these investments as part of our broader capital recycling initiatives, as we recently did at our Chilean toll road operation. We acquired this concession-based business for $340 million during 2011 and 2012. Through the reinvestment of cash flows, a stable capital structure and building a strong management team, we were able to sell this business for net-to-BIP after-tax proceeds of approximately $700 million across three individual transactions, while having nine fewer years remaining on the concession. The asset sale resulted in an IRR of 16%. Although we attribute a portion of cash flows as return of capital, the value of our assets under finite life concession arrangements does not necessarily decrease over time in part because with strong teams running the business, and overall GDP growth requiring more infrastructure, the potential to secure further assets or expand existing assets is valuable. In the case of our Chilean toll road business, we realized proceeds well in excess of the capital we invested.
To enhance the comparability of our financial statements and non-IFRS metrics, we encourage investors to consider the maintenance capital expenditure ranges and return of capital estimates included in our disclosures. These disclosures, when combined with our IFRS and non-IFRS measures, will provide users with a fulsome view of our operating performance over time.
70 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows:

	For the three-month period ended March 31
US$ MILLIONS	2023	2022
Cash from operating activities(1)	$517	$735
Cash used by investing activities	(6,453)	(1,124)
Cash from financing activities	6,137	797
1.Our partnership’s cash from operating activities include reduction to cash related to the impact of finance lease receivables signed at our North American residential energy infrastructure operation. The operation presents an outflow for the cost of inventory within the operating cash flows, and given the business has been securitized since 2019, the corresponding cash outflows are offset by increases in non-recourse borrowings under financing activities on the Consolidated Statements of Cash Flows.
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
Three-month period ended March 31, 2023 and 2022
Cash from operating activities
Cash from operating activities totaled $0.5 billion for the three-month period ended March 31, 2023, a decrease from the same period in 2022, primarily due to a decrease in working capital as a result of timing of interest and income tax payments.
Cash used by investing activities
Cash used by investing activities totaled $6.5 billion for the three-month period ended March 31, 2023, as compared to $1.1 billion from the same period in 2022. The current period includes approximately $5.4 billion of capital deployed for the acquisition of a residential decarbonization infrastructure business operating in North America and Europe and a European telecom tower operation. Current period results also include $0.4 billion of net capital invested in long-lived and financial assets and a $0.7 billion deposit for the acquisition of towers at our Indian telecom towers operations. The prior period included capital deployed for the acquisition of an 8% interest in AusNet and additional investments in long-lived assets at our U.K. regulated distribution business.
Cash from financing activities
Cash from financing activities totaled $6.1 billion for the three-month period ended March 31, 2023, $5.3 billion more than the same period in 2022. The current period included net proceeds from borrowings of $3.4 billion, net capital provided by non-controlling interests of $3.0 billion, and other financing activities of $0.1 billion. This was partially offset by distribution to unitholders of $0.4 billion. The prior period included net proceeds from borrowings of $1.1 billion, deposit from Brookfield of $0.2 billion, and net capital provided by non-controlling interest of $0.1 billion that were partially offset by distributions paid to unitholders of $0.4 billion, and $0.2 billion to redeem our series 7 preferred units.
PARTNERSHIP CAPITAL
The total number of partnership units in the Holding LP outstanding is comprised of the following:

	As of
	March 31, 2023	December 31, 2022
Redeemable Partnership Units, held by Brookfield	193,587,223	193,587,223
Special General Partner Units	2,400,631	2,400,631
Managing General Partner Units	458,633,280	458,380,315
Total	654,621,134	654,368,169
An affiliate of Brookfield in its capacity as the special general partner of the Holding LP is entitled to incentive distributions which are based on the amount by which quarterly distributions on the limited partnership units, the Exchange LP units, BIPC exchangeable LP units and the BIPC exchangeable shares exceed specified target levels. To the extent distributions on these securities exceed $0.1218 per unit/share per quarter, the incentive distribution rights entitle the special general partner to 15% of incremental distributions above this threshold to $0.1320 per unit/share.
To the extent that distributions on limited partnership units, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares exceed $0.1320 per unit/share, the incentive distribution rights entitled the special general partner to 25% of incremental distributions above this threshold. During the three-month period ended March 31, 2023, an incentive distribution of $66 million was paid to the special general partner (2022: $60 million).
Q1 2023 INTERIM REPORT 71

ENTERPRISE VALUE
We define enterprise value as the market capitalization of our partnership plus preferred units and the partnership’s share of debt, net of cash. In addition to limited partnership units, our partnership’s capital structure includes BIPC exchangeable shares, BIPC Exchangeable LP Units, general partner and Redeemable Partnership Units, as well as Exchange LP Units. We include enterprise value as a measure to assist users in understanding and evaluating the partnership's capital structure.
The following table presents Enterprise Value as of March 31, 2023 and December 31, 2022:

	As of
	March 31, 2023			December 31, 2022
US$ MILLIONS	BIPC(1)	Brookfield Infrastructure(2)	Consolidated Enterprise Value	Consolidated Enterprise Value
Shares/units outstanding	115.7	655.9	771.6	771.4
Price(3)	$46.06	$33.77	$—	$—
Market capitalization	5,329	22,150	27,479	24,821
Preferred units, preferred shares, and perpetual subordinated notes(4)	—	1,283	1,283	1,283
Net debt(5)	3,363	19,132	22,495	19,188
Enterprise value	$8,692	$42,565	$51,257	$45,292
1.Includes BIPC exchangeable shares and BIPC Exchangeable LP Units.
2.Includes limited partner, general partner and redeemable partnership units, as well as Exchange LP Units.
3.Market value of our partnership is calculated based on the closing price of BIPC exchangeable shares and our units on the New York Stock Exchange.
4.Includes $918 million of preferred units, $72 million of preferred shares, and $293 million of perpetual subordinated notes.
5.Please see “Capital Resources and Liquidity” above for a detailed reconciliation of Brookfield Infrastructure’s net debt to our partnership’s consolidated debt on the Consolidated Statements of Financial Position.
RELATED PARTY TRANSACTIONS
In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties. The immediate parent of Brookfield Infrastructure is our partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.
Throughout the year, the General Partner, in its capacity as our partnership’s general partner, incurs director fees, a portion of which are charged at cost to our partnership in accordance with our limited partnership agreement. Director fees of less than $1 million were incurred during the three-month period ended March 31, 2023 (2022: less than $1 million).
Since inception, Brookfield Infrastructure has had a management agreement (the “Master Services Agreement”) with certain service providers (the “Service Providers”), which are wholly-owned subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the market value of our partnership. The Base Management Fee was $100 million for the three-month period ended March 31, 2023 (2022: $118 million). As of March 31, 2023, $98 million was outstanding as payable to the Service Providers (December 31, 2022: $91 million).
For purposes of calculating the Base Management Fee, the market value of our partnership is equal to the aggregate value of all the outstanding units of our partnership (assuming full conversion of Brookfield’s Redeemable Partnership Units in the Holding LP into units of our partnership), preferred units and securities of the other Service Recipients (as defined in Brookfield Infrastructure’s Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.
As of March 31, 2023, Brookfield Infrastructure had a loan payable of $25 million to a subsidiary of Brookfield (December 31, 2022: $25 million). The loan is payable in full prior to the end of 2024 with an interest rate of 1.7%.
Brookfield Infrastructure, from time to time, will place deposits with, or receive deposits from, Brookfield. As at March 31, 2023, our net deposit from Brookfield was $nil (December 31, 2022: $nil) and Brookfield Infrastructure incurred no interest expense for the three-month period ended March 31, 2023 (2022: less than $1 million). Deposits bear interest at market rates.
72 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Brookfield Infrastructure has entered into a $1 billion revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. As of March 31, 2023, there were no (December 31, 2022: $nil) borrowings outstanding.
As at March 31, 2023, Brookfield Infrastructure had approximately $134 million of borrowings outstanding to subsidiaries and associates of Brookfield (December 31, 2022: $160 million) and approximately $65 million of net payables to subsidiaries of Brookfield (December 31, 2022: $0.7 billion).
Brookfield Infrastructure’s subsidiaries provide heating, cooling, connection, port marine and natural gas services on market terms in the normal course of operations to subsidiaries and associates of Brookfield. For the three-month period ended March 31, 2023, revenues of approximately $2 million were generated (2022: less than $1 million).
Brookfield Infrastructure’s subsidiaries purchase power, lease office space and obtain construction, consulting and engineering services in the normal course of operations on market terms from subsidiaries and associates of Brookfield. For the three-month period ended March 31, 2023, expenses of $35 million were incurred (2022: less than $1 million).
In addition, subsidiaries of Brookfield Infrastructure reported lease assets and liabilities of $12 million at March 31, 2023 (December 31, 2022: $12 million) with a subsidiary of Brookfield.
During the fourth quarter of 2022, our partnership sold a portfolio of investments, which included partial interests in consolidated subsidiaries and financial assets, with an approximate fair value of $310 million to an affiliate of Brookfield in exchange for securities of equal value. The portfolio of investments represented seed assets in a new product offering that Brookfield will be marketing and selling to third party investors which at that time will allow our partnership, subject to certain conditions, monetize the securities to generate liquidity. The securities are recorded as financial assets on the Consolidated Statement of Financial Position. The reduction in partial interests in consolidated subsidiaries is reflected as an increase in non-controlling interest of others in operating subsidiaries on the Consolidated Statement of Financial Position. During the first quarter of 2023, our partnership exercised its redemption option associated with the securities and redeemed a portion of its units with a fair value of $62 million, net of contributions.

On March 28, 2023, subsidiaries of the partnership entered into concurrent loan agreements with an affiliate of Brookfield for total proceeds of $500 million. These loans are non-recourse to the partnership and are presented as non-recourse borrowings on the Consolidated Statement of Financial Position. Each loan accrues interest at SOFR plus 200 basis points per annum and matures on March 27, 2024. Interest on each loan was less than $1 million for the three-month period ended March 31, 2023.
OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
We, on behalf of our subsidiaries, provide letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at March 31, 2023, letters of credit issued on behalf of our subsidiaries amounted to $11 million (December 31, 2022: $12 million).
In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements.
Critical Accounting Estimates
The preparation of financial statements requires management to make significant judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
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The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Significant judgments and estimates made by management and utilized in the normal course of preparing our company’s consolidated financial statements, which we consider to be critical, are outlined below.
Revaluation of property, plant and equipment
Property, plant and equipment is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of property, plant and equipment are set out in Note 14, Property, Plant and Equipment in our December 31, 2022 audited consolidated financial statements. Our partnership’s property, plant, and equipment are measured at fair value on a recurring basis with an effective date of revaluation for all asset classes as of December 31, 2022. Brookfield Infrastructure determines fair value under both the income and cost methods with due consideration to significant inputs such as the discount rate, terminal value multiple, overall investment horizon, useful life and replacement cost.
Impairment of goodwill, intangibles with indefinite lives and investment in associates and joint ventures
Our partnership assesses the impairment of goodwill and intangible assets with indefinite lives by reviewing the value-in-use or fair value less costs of disposal of the cash-generating units to which goodwill or the intangible asset has been allocated. Brookfield Infrastructure uses the following critical assumptions and estimates: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the cash-generating unit; discount rates; terminal capitalization rates; terminal valuation dates; useful lives and residual values.
The impairment assessment of investments in associates and joint ventures requires estimation of the recoverable amount of the asset.
Other estimates utilized in the preparation of our partnership’s financial statements are: depreciation and amortization rates and useful lives; recoverable amount of goodwill and intangible assets; ability to utilize tax attributes.
CONTROLS AND PROCEDURES
No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended March 31, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Excluded from our evaluation were internal controls over financial reporting at HomeServe PLC, for which control was acquired on January 4, 2023. The financial statements of this entity constitute approximately 9.4% of total assets, 17.5% of partnership capital, 14.5% of revenue, and 22.1% net income of the consolidated financial statements of our partnership as of and for the three-month period ended March 31, 2023.
74 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Management’s Discussion and Analysis contains forward-looking information and forward-looking statements within the meaning of applicable securities laws. We may make such statements in this report, in other filings with Canadian regulators or the SEC and in other public communications. The words “tend”, “seek”, “target”, “foresee”, “believe,” “expect,” “could”, “aim to,” “intend,” “objective”, “outlook”, “endeavor”, “estimate”, “likely”, “continue”, “plan”, derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “may”, “should,” which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this Management’s Discussion and Analysis include among others, statements with respect to our assets tending to appreciate in value over time, growth in our assets and operations, increases in FFO per unit and resulting capital appreciation, returns on capital and on equity, increasing demand for commodities and global movement of goods, expected capital expenditures, the impact of planned capital projects by customers of our businesses as on the performance and growth of those businesses, the extent of our corporate, general and administrative expenses, our ability to close acquisitions (including acquisitions referred to in this Management’s Discussion and Analysis and other planned transactions), our capacity to take advantage of opportunities in the marketplace, the future prospects of the assets that we operate or will operate, partnering with institutional investors, ability to identify, acquire and integrate new acquisition opportunities, long-term target return on our assets, sustainability of distribution levels, distribution growth and payout ratios, operating results and margins for our business and each operation, future prospects for the markets for our products, our plans for growth through internal growth and capital investments, ability to achieve stated objectives, ability to drive operating efficiencies, return on capital expectations for the business, contract prices and regulated rates for our operations, our expected future maintenance and capital expenditures, ability to deploy capital in accretive investments, impact on the business resulting from our view of future economic conditions, our ability to maintain sufficient financial liquidity, our ability to draw down funds under our bank credit facilities, our ability to secure financing through the issuance of equity or debt, expansions of existing operations, likely sources of future opportunities in the markets in which we operate, financing plans for our operating companies, foreign currency management activities and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although we believe that the partnership’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the partnership to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by the forward-looking statements contained herein include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products or services, the ability to achieve growth within Brookfield Infrastructure’s businesses, our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, which is uncertain, some of which depends on access to capital and continuing favourable commodity prices, the impact of market conditions on our businesses, including as a result of the COVID-19 outbreak, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space (including the potential acquisitions referred to in this letter to unitholders, some of which remain subject to the satisfaction of conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to herein as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, changes in technology which have the potential to disrupt the businesses and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business, regulatory decisions affecting our regulated businesses, our ability to secure favourable contracts, weather events affecting our business, traffic volumes on our toll road businesses, pandemics or epidemics, and other risks and factors described in the documents filed by us with the securities regulators in Canada and the U.S., including under “Risk Factors” in our most recent Annual Report on Form 20-F and other risks and factors that are described therein. In addition, our future results may be impacted by risks associated with COVID-19, and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may result in a decrease of cash flows and impairment losses and/or revaluations on our investments and infrastructure assets, and we may be unable to achieve our expected returns.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
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